Exhibit 2

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors British American Tobacco p.l.c.:

Opinion on the Group’s Consolidated Financial Statements

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2017 and 2016, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the Group’s “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of British American Tobacco p.l.c. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2015.

KPMG LLP

London, United Kingdom
February 21, 2018

Group Income Statement

		For the years ended 31 December

	Notes	2017 £m	2016 £m	2015 £m

Revenue (1)	2	20,292	14,751	13,104

Raw materials and consumables used		(4,520)	(3,777)	(3,217)

Changes in inventories of finished goods and work in progress	3(h)	(513)	44	184

Employee benefit costs	3(a),(e)	(2,679)	(2,274)	(2,039)

Depreciation, amortisation and impairment costs	3(b),(e),(f)	(902)	(607)	(428)

Other operating income	3(e)	144	176	225

Other operating expenses	3(c),(d),(e),(g),(h),(i)	(5,346)	(3,658)	(3,272)

Profit from operations	2	6,476	4,655	4,557

Net finance (costs)/income	4	(1,094)	(637)	62

Share of post-tax results of associates and joint ventures	2, 5	24,209	2,227	1,236

Profit before taxation		29,591	6,245	5,855

Taxation on ordinary activities	6	8,113	(1,406)	(1,333)

Profit for the year		37,704	4,839	4,522

Attributable to:

Owners of the parent		37,533	4,648	4,290

Non-controlling interests		171	191	232

		37,704	4,839	4,522

Earnings per share

Basic	7	1,836.3p	250.2p	230.9p

Diluted	7	1,830.0p	249.2p	230.3p

(1) Revenue is net of duty, excise and other taxes of £37,780 million, £32,136 million and £27,896 million for the years ended 31 December 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	01

Group Statement of Comprehensive Income

		For the years ended 31 December

	Notes	2017 £m	2016 £m	2015 £m

Profit for the year		37,704	4,839	4,522

Other comprehensive (expense)/income

Items that may be reclassified subsequently to profit or loss:		(3,812)	1,760	(849)

Differences on exchange

– subsidiaries		(3,087)	1,270	(1,006)

– associates		(923)	1,425	336

Cash flow hedges

– net fair value (losses)/gains		(264)	29	(99)

– reclassified and reported in profit for the year		109	38	15

– reclassified and reported in net assets		(16)	(12)	(45)

Available-for-sale investments

– net fair value (losses)/gains in respect of subsidiaries		(27)	–	14

– reclassified and reported in profit for the year		–	–	(10)

– net fair value gains/(losses) in respect of associates net of tax		5	(10)	1

Net investment hedges

– net fair value gains/(losses)		425	(837)	(118)

– differences on exchange on borrowings		(68)	(124)	42

Tax on items that may be reclassified	6(f)	34	(19)	21

Items that will not be reclassified subsequently to profit or loss:		681	(173)	263

Retirement benefit schemes

– net actuarial gains/(losses) in respect of subsidiaries	12	833	(228)	283

– surplus recognition and minimum funding obligations in respect of subsidiaries	12	(6)	(1)	–

– actuarial gains in respect of associates net of tax	5	25	20	3

Tax on items that will not be reclassified	6(f)	(171)	36	(23)

Total other comprehensive (expense)/income for the year, net of tax		(3,131)	1,587	(586)

Total comprehensive income for the year, net of tax		34,573	6,426	3,936

Attributable to:

Owners of the parent		34,406	6,180	3,757

Non-controlling interests		167	246	179

		34,573	6,426	3,936

The accompanying notes are an integral part of these consolidated financial statements.

02	BAT Annual Report and Form 20-F 2017

Group Statement of Changes in Equity

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2017		507	3,931	413	3,331	8,182	224	8,406

Total comprehensive (expense)/income for the year comprising:		–	–	(3,808)	38,214	34,406	167	34,573

Profit for the year		–	–	–	37,533	37,533	171	37,704

Other comprehensive (expense)/income for the year		–	–	(3,808)	681	(3,127)	(4)	(3,131)

Employee share options

– value of employee services	25	–	–	–	105	105	–	105

– proceeds from shares issued		–	5	–	–	5	–	5

Dividends and other appropriations

– ordinary shares	8	–	–	–	(4,465)	(4,465)	–	(4,465)

– to non-controlling interests		–	–	–	–	–	(169)	(169)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(205)	(205)	–	(205)

Shares issued – RAI acquisition	24(a)	107	22,666	–	–	22,773	–	22,773

Other movements		–	–	–	3	3	–	3

Balance at 31 December 2017		614	26,602	(3,395)	36,983	60,804	222	61,026

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	03

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2016		507	3,927	(1,294)	1,754	4,894	138	5,032

Total comprehensive income for the year comprising:		–	–	1,707	4,473	6,180	246	6,426

Profit for the year		–	–	–	4,648	4,648	191	4,839

Other comprehensive income for the year		–	–	1,707	(175)	1,532	55	1,587

Employee share options

– value of employee services	25	–	–	–	71	71	–	71

– proceeds from shares issued		–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares	8	–	–	–	(2,910)	(2,910)	–	(2,910)

– to non-controlling interests		–	–	–	–	–	(156)	(156)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(64)	(64)	–	(64)

Non-controlling interests - acquisitions	24(c)	–	–	–	4	4	(4)	–

Other movements		–	–	–	3	3	–	3

Balance at 31 December 2016		507	3,931	413	3,331	8,182	224	8,406

04	BAT Annual Report and Form 20-F 2017

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2015		507	3,923	(498)	1,578	5,510	304	5,814

Total comprehensive income for the year comprising:		–	–	(796)	4,553	3,757	179	3,936

Profit for the year		–	–	–	4,290	4,290	232	4,522

Other comprehensive income for the year		–	–	(796)	263	(533)	(53)	(586)

Employee share options

– value of employee services	25	–	–	–	50	50	–	50

– proceeds from shares issued		–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares	8	–	–	–	(2,770)	(2,770)	–	(2,770)

– to non-controlling interests		–	–	–	–	–	(238)	(238)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(46)	(46)	–	(46)

Non-controlling interests - acquisitions	24(c)	–	–	–	(1,642)	(1,642)	(107)	(1,749)

Other movements		–	–	–	31	31	–	31

Balance at 31 December 2015		507	3,927	(1,294)	1,754	4,894	138	5,032

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	05

Group Balance Sheet

f

		31 December
	Notes	2017 £m	2016 £m

Assets

Intangible assets	9	117,785	12,117

Property, plant and equipment	10	4,882	3,661

Investments in associates and joint ventures	11	1,577	9,507

Retirement benefit assets	12	1,123	455

Deferred tax assets	13	317	436

Trade and other receivables	14	756	599

Available-for-sale investments	15	42	43

Derivative financial instruments	16	590	596

Total non-current assets		127,072	27,414

Inventories	17	5,864	5,793

Income tax receivable		460	69

Trade and other receivables	14	4,053	3,884

Available-for-sale investments	15	65	15

Derivative financial instruments	16	228	375

Cash and cash equivalents	18	3,291	2,204

		13,961	12,340

Assets classified as held-for-sale		5	19

Total current assets		13,966	12,359

Total assets		141,038	39,773

Equity - Capital and reserves

Share capital		614	507

Share premium, capital redemption and merger reserves		26,602	3,931

Other reserves		(3,395)	413

Retained earnings		36,983	3,331

Owners of the parent		60,804	8,182

Non-controlling interests		222	224

Total equity	19	61,026	8,406

Liabilities

Borrowings	20	44,027	16,488

Retirement benefit liabilities	12	1,821	826

Deferred tax liabilities	13	17,129	652

Other provisions for liabilities	21	354	386

Trade and other payables	22	1,058	1,040

Derivative financial instruments	16	79	119

Total non-current liabilities		64,468	19,511

Borrowings	20	5,423	3,007

Income tax payable		720	558

Other provisions for liabilities	21	399	407

Trade and other payables	22	8,847	7,335

Derivative financial instruments	16	155	549

Total current liabilities		15,544	11,856

Total equity and liabilities		141,038	39,773

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Richard Burrows

Chairman

21 February 2018

06	BAT Annual Report and Form 20-F 2017

Group Cash Flow Statement

		For the years ended 31 December

	Notes	2017 £m	2016 £m	2015 £m

Profit from operations		6,476	4,655	4,557

Adjustments for

– depreciation, amortisation and impairment costs		902	607	428

– decrease/(increase) in inventories		1,409	(638)	(520)

– (increase)/decrease in trade and other receivables		(732)	87	(508)

– increase in amounts recoverable in respect of Quebec class action	14	(130)	(242)	(55)

– decrease in provision for Master Settlement Agreement		(934)	-	-

– (decrease)/increase in trade and other payables		(749)	428	732

– FII GLO receipts	6	-	-	963

– decrease in net retirement benefit liabilities		(131)	(145)	(191)

– (decrease)/increase in provisions for liabilities		(78)	141	48

– other non-cash items		86	-	(54)

Cash generated from operations		6,119	4,893	5,400

Dividends received from associates		903	962	593

Tax paid		(1,675)	(1,245)	(1,273)

Net cash generated from operating activities		5,347	4,610	4,720

Cash flows from investing activities

Interest received		83	62	64

Purchases of property, plant and equipment		(791)	(586)	(483)

Proceeds on disposal of property, plant and equipment		95	93	108

Purchases of intangibles		(187)	(88)	(118)

Purchases of investments		(170)	(109)	(99)

Proceeds on disposals of investments		160	22	45

Acquisition of Reynolds American Inc. net of cash acquired		(17,657)	-	-

Investment in associates and acquisitions of other subsidiaries net of cash acquired		(77)	(57)	(3,508)

Proceeds from associates' share buy-backs	11	-	23	-

Net cash used in investing activities		(18,544)	(640)	(3,991)

Cash flows from financing activities

Interest paid		(1,114)	(641)	(596)

Proceeds from increases in and new borrowings		40,937	3,476	6,931

(Outflows)/inflows relating to derivative financial instruments		(406)	(26)	201

Purchases of own shares held in employee share ownership trusts		(205)	(64)	(46)

Reductions in and repayments of borrowings		(20,827)	(3,840)	(2,028)

Dividends paid to owners of the parent	8	(3,465)	(2,910)	(2,770)

Purchases of non-controlling interests		-	(70)	(1,677)

Dividends paid to non-controlling interests		(167)	(147)	(235)

Other		6	(7)	1

Net cash from/(used in) financing activities		14,759	(4,229)	(219)

Net cash flows generated from/(used in) operating, investing and financing activities		1,562	(259)	510

Differences on exchange		(391)	180	(272)

Increase/(decrease) in net cash and cash equivalents in the year		1,171	(79)	238

Net cash and cash equivalents at 1 January		1,651	1,730	1,492

Net cash and cash equivalents at 31 December	18	2,822	1,651	1,730

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	07

Notes on the Accounts

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 applicable to companies reporting under IFRS. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

The Group has adopted the Amendment to IAS 7 Statement of Cash Flows with effect from 1 January 2017. This amendment requires reporting entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, by disclosing changes arising from cash flows as well as non-cash changes. These additional disclosures have been added to note 20.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

The critical accounting estimates include:

-

the review of asset values, especially goodwill and impairment testing. The key assumptions used in respect of goodwill and impairment testing are the determination of cash-generating units, the budgeted cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 9;

-

the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year end. The assumptions used by the Group and sensitivity analysis are described in note 12;

-

the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 13, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 21. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 28. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American (“RAI”) is described in note 3(d); and

-	the estimation of the fair values of acquired net assets arising in a business combination and the allocation of the purchase consideration between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair values. These estimates are prepared in conjunction with the advice of independent valuation experts where appropriate. The relevant transactions for 2017, 2016  and 2015 are described in note 24.

The critical accounting judgements include:

-	the definition of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings is described in note 7;
-

the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint directors to the entity’s board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances; and

-

the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

These consolidated financial statements were authorised for issue by the Board of Directors on 21 February 2018.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively “the Group”, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

Joint arrangements comprise contractual arrangements where two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent. Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement. Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.

08	BAT Annual Report and Form 20-F 2017

1 Accounting policies continued

Foreign currencies

The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on the free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.

For hyperinflationary countries, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling.

The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

Revenue

Revenue principally comprises sales of cigarettes and other tobacco products to external customers. Revenue excludes duty, excise and other taxes and is after deducting rebates, returns and other similar discounts. Revenue is recognised when the significant risks and rewards of ownership are transferred to a third party.

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements.

For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements.

Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

Share-based payments

The Group has equity-settled and cash-settled share-based compensation plans.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period. For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date. Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38.

Taxation

Taxation is that chargeable on the profits for the period, together with deferred taxation.

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.

Deferred taxation is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the statement of other comprehensive income or the statement of changes in equity.

The Group has exposures in respect of the payment or recovery of a number of taxes. Liabilities or assets for these payments or recoveries are recognised at such time as an outcome becomes probable and when the amount can reasonably be estimated.

Goodwill

Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

BAT Annual Report and Form 20-F 2017	09

Notes on the Accounts continued

1 Accounting policies continued

Intangible assets other than goodwill

The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.

Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement but increases in trademark values are not recognised.

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. These assets are amortised on a straight-line basis over periods not exceeding ten years.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Freehold and leasehold property are depreciated at rates between 2.5 per cent and 4 per cent per annum, and plant and equipment at rates between 3 per cent and 25 per cent per annum.

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or plant, property and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

Assets where the Group has substantially all the risks and rewards of ownership of the leased asset are classified as finance leases and are included as part of property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the shorter of the lease term and their estimated useful lives. Leasing payments consist of capital and finance charge elements and the finance element is charged to the income statement.

Rental payments under operating leases are charged to the income statement on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value in use.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.

Impairment of financial assets

Financial assets are reviewed at each balance sheet date, or whenever events indicate that the carrying amount may not be recoverable. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current.

Financial assets and financial liabilities are initially recognised at fair value, plus directly attributable transaction costs where applicable, with subsequent measurement as set out below.

Non-derivative financial assets are classified on initial recognition as available-for-sale investments, loans and receivables or cash and cash equivalents as follows:

Available-for-sale investments:

Available-for-sale investments are those non-derivative financial assets that cannot be classified as loans and receivables or cash and cash equivalents.

Loans and receivables:

These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Cash and cash equivalents:

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Apart from available-for-sale investments, non-derivative financial assets are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. These estimates for irrecoverable amounts are recognised when there is objective evidence that the full amount receivable will not be collected according to the original terms of the asset. Available-for-sale investments are stated at fair value, with changes in fair value being recognised directly in other comprehensive income. When such investments are derecognised (e.g. through disposal) or become impaired, the accumulated gains and losses, previously recognised in other comprehensive income, are reclassified to the income statement within ‘finance income’. Dividend and interest income on available-for-sale investments are included within ‘finance income’ when the Group’s right to receive payments is established.

10	BAT Annual Report and Form 20-F 2017

1 Accounting policies continued

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

– for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;

– for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

– for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

– for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise.

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.

Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.

Dividends

Dividend distributions to the Company’s shareholders are recognised as a liability in the Group’s financial statements in the period in which they are approved by shareholders (final dividends) or declared (interim dividends). With effect from 1 January 2018, the Company will move to four interim quarterly dividend payments, with the dividend amount announced as part of the Group’s Preliminary Announcement.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of Next Generation Products are not currently material to the Group.

The prices agreed between Group companies for intra-group sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

Adjusting items

Adjusting items are significant items of income or expense in revenue,  profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted diluted earnings per share, operating cash flow conversion ratio and adjusted cash from operations, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations, diluted earnings per share, cash conversion ratio and net cash generated from operating activities.

BAT Annual Report and Form 20-F 2017	11

Notes on the Accounts continued

1 Accounting policies continued

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

Subsidiaries and associates companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) is made at such time as an unfavourable outcome became probable and the amount can be reasonably estimated.

Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.

Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.

Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years. Set out below are those which are considered to be most relevant to the Group.

IFRS 9 Financial Instruments.

This standard was finalised and published in July 2014 as the replacement for IAS 39. The Group shall apply IFRS 9 with effect from 1 January 2018 with no restatement of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, will be recognised as a restatement of opening reserves in 2018, and is estimated to be £37 million, arising from:

-

A change in the classification and measurement of financial assets: The category of available-for-sale investments (where fair value changes are deferred in reserves until disposal of the investment) will be replaced with the category of financial assets at Fair Value through Profit and Loss, and the available-for-sale reserve will be reclassified into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost under IFRS 9 will be reclassified as financial assets at Fair Value through Profit and Loss.

-	Impairment of financial assets under the expected loss model:

The expected loss model under IFRS 9 accelerates recognition of potential impairment on loans and trade receivables when compared with the incurred loss model under IAS 39. A simplified “lifetime expected loss model” is available for balances arising as a result of revenue recognition, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 is expected to result in a decrease of trade and other debtors of £45 million as at 1 January 2018.

The Group will adopt the hedge accounting requirements of IFRS 9 prospectively from 1 January 2018.

IFRS 15 Revenue from Contracts with Customers.

This standard was first published in May 2014, and subsequently amended in April 2016, as the replacement to IAS 18, and the mandatory effective date of implementation is 1 January 2018. The Group shall apply IFRS 15 with effect from 1 January 2018 with full restatement of prior periods, as permitted by the Standard, to ensure comparability of the income statement across prior periods.

This standard changes the way the Group accounts for rebates, discounts or other consideration payable to customers, and requires certain payments to indirect customers, currently shown as marketing expenses under IAS 18, to be shown as deductions from revenue. This would have reduced revenue by £664 million in 2017 (2016: £618 million), with a corresponding reduction in operating costs. In addition, due to the timing of the recognition of certain payments to indirect customers, revenue and operating profit for the year would have been reduced by a further £64 million had the Standard been applied to 2017’s results.

IFRS 16 Leases.

This standard was finalised and published in January 2016 with a mandatory effective date of implementation of 1 January 2019. The distinction between operating leases and finance leases enshrined in current accounting requirements (IAS 17) is removed with the effect that virtually all leasing arrangements will be brought on to the balance sheet as financial obligations and ‘right-to-use’ assets. Further due diligence will be carried out before implementation, but the anticipated impact from restatement on the Group’s reported profit and net assets for 2017 and 2016 is not expected to be material, although assets and liabilities would have been grossed up by £370 million in 2017 and £282 million in 2016 based on current leasing commitments as disclosed in note 28.

IFRIC 23 Uncertainty over Income Tax treatments.

This interpretation was finalised and published in June 2017 with a mandatory effective date of implementation, subject to EU endorsement, of 1 January 2019. The Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In particular, the Interpretation addresses whether uncertain tax treatments should be considered separately or together with one or more other uncertain tax treatments, and addresses the assumptions an entity makes about how probable it is that a taxation authority will accept an uncertain tax treatment. An initial assessment has been carried out and the impact on the Group’s profit and equity is not expected to be material. Further due diligence will be carried out before implementation.

In addition, a number of other interpretations and revisions to existing standards have been issued which will be applicable to the Group’s financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

12	BAT Annual Report and Form 20-F 2017

2 Segmental analyses

As the chief operating decision maker, the Management Board reviews external revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of Next Generation Products as a separate segment are currently not material to the Group and therefore it is not considered a reportable segment that requires separate disclosure under the requirements of IFRS 8 Operating segments. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The five geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. The Management Board reviews current and prior year segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business' or RAI’s (and/or the RAI Group’s) primary U.S. GAAP based financial statements and information.

The following table shows 2017 revenue and adjusted revenue at current rates, and 2017 adjusted revenue translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange and are, therefore, unadjusted from those published for 2016.

					2017	2016

	Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Revenue £m

United States	4,006	205	4,211	-	4,211	-

Asia-Pacific	4,320	189	4,509	-	4,509	4,266

Americas	3,178	(53)	3,125	-	3,125	2,868

Western Europe	4,007	267	4,274	258	4,532	3,867

EEMEA	3,773	142	3,915	-	3,915	3,750

Revenue	19,284	750	20,034	258	20,292	14,751

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short term arrangements and then passed on to customers.  This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2016 revenue at current rates, and 2016 revenue translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

	2016			2015

	Revenue Constant rates £m	Translation exchange £m	Revenue Current rates £m	Revenue £m

Asia-Pacific	3,770	496	4,266	3,773

Americas	3,014	(146)	2,868	2,720

Western Europe	3,471	396	3,867	3,203

EEMEA	3,753	(3)	3,750	3,408

Revenue	14,008	743	14,751	13,104

BAT Annual Report and Form 20-F 2017	13

Notes on the Accounts continued

2 Segmental analyses continued

The following table shows 2017 profit from operations and adjusted profit from operations at current rates, and as translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange and are, therefore, unadjusted from those published for 2016.

	2017					2016

	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

United States	1,980	101	2,081	(763)	1,318	-	-	-

Asia-Pacific	1,674	81	1,755	(117)	1,638	1,630	(198)	1,432

Americas	1,288	(32)	1,256	(109)	1,147	1,172	(155)	1,017

Western Europe	1,458	104	1,562	(435)	1,127	1,389	(345)	1,044

EEMEA	1,265	74	1,339	(93)	1,246	1,289	(107)	1,182

	7,665	328	7,993	(1,517)	6,476	5,480	(805)	4,675

Fox River**				-	-		(20)	(20)

Profit from operations	7,665	328	7,993	(1,517)	6,476	5,480	(825)	4,655

Net finance costs	(833)	(56)	(889)	(205)	(1,094)	(529)	(108)	(637)

United States***	593	31	624	23,195	23,819	991	889	1,880

Asia-Pacific	352	30	382	29	411	331	11	342

Western Europe	4	-	4	(27)	(23)	3	-	3

EEMEA	2	-	2	-	2	2	-	2

Share of post-tax results of associates and joint ventures	951	61	1,012	23,197	24,209	1,327	900	2,227

Profit/(loss) before taxation	7,783	333	8,116	21,475	29,591	6,278	(33)	6,245

Taxation (charge)/credit on ordinary activities	(2,033)	(74)	(2,107)	10,220	8,113			(1,406)

Profit for the year					37,704			4,839

*

The adjustments to profit from operations, net finance (costs) / income and the Group's share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(i), note 4(b), note 5(a) and note 6(d) to (e) respectively.

**

The Fox River charge in 2016 (see note 3(g) and note 28) has not been allocated to any segment as it neither relates to current operations nor the tobacco business. It is presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.

***	The prior year comparison has been restated to reclassify the share of post-tax results in RAI from the Americas region to the new United States region.

14	BAT Annual Report and Form 20-F 2017

2 Segmental analyses continued

The following table shows 2016 profit from operations and adjusted profit from operations at current rates, and as translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

	2016					2015

	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

Asia-Pacific	1,488	142	1,630	(198)	1,432	1,469	(108)	1,361

Americas	1,202	(30)	1,172	(155)	1,017	1,169	(87)	1,082

Western Europe	1,236	153	1,389	(345)	1,044	1,146	(156)	990

EEMEA	1,271	18	1,289	(107)	1,182	1,208	(81)	1,127

	5,197	283	5,480	(805)	4,675	4,992	(432)	4,560

Fox River**				(20)	(20)		–	–

Flintkote**				–	–		(3)	(3)

Profit from operations	5,197	283	5,480	(825)	4,655	4,992	(435)	4,557

Net finance (costs) / income	(494)	(35)	(529)	(108)	(637)	(427)	489	62

United States***	877	114	991	889	1,880	652	277	929

Asia-Pacific	307	24	331	11	342	286	16	302

Americas***	–	–	–	–	–	4	–	4

Western Europe	4	(1)	3	–	3	–	–	–

EEMEA	2	–	2	–	2	1	–	1

Share of post-tax results of associates and joint ventures	1,190	137	1,327	900	2,227	943	293	1,236

Profit/(loss) before taxation	5,893	385	6,278	(33)	6,245	5,508	347	5,855

Taxation on ordinary activities					(1,406)			(1,333)

Profit for the year					4,839			4,522

*

The adjustments to profit from operations, net finance (costs) / income and the Group's share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(i), note 4(b), note 5(a) and note 6(d) to (e) respectively.

**

The Fox River charge in 2016 and 2015 (see note 3(g) and note 28) and the Flintkote charge in 2015 (see note 3(i) and note 28) have not been allocated to any segment as they neither relate to current operations nor the tobacco business. They are presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.

***	The prior year comparison has been restated to reclassify the share of post-tax results in RAI from the Americas region to the new United States region.

BAT Annual Report and Form 20-F 2017	15

Notes on the Accounts continued

2 Segmental analyses continued

Adjusted profit from operations at constant rates of £7,665 million (2016: £5,197 million; 2015: £5,620 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e) and 3(f). These are excluded from segmental profit from operations at constant rates as follows:

	2017					2016

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	57	2	59	120	179

Asia-Pacific	101	3	104	22	126	105	51	156

Americas	60	3	63	39	102	86	44	130

Western Europe	105	5	110	263	373	109	103	212

EEMEA	95	3	98	24	122	95	14	109

	418	16	434	468	902	395	212	607

	2016					2015

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

Asia-Pacific	96	9	105	51	156	95	33	128

Americas	83	3	86	44	130	84	9	93

Western Europe	100	9	109	103	212	75	39	114

EEMEA	96	(1)	95	14	109	83	10	93

	375	20	395	212	607	337	91	428

16	BAT Annual Report and Form 20-F 2017

2 Segmental analyses continued

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group

Revenue is based on location of sale	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

External revenue	211	272	190	20,081	14,479	12,914	20,292	14,751	13,104

	United Kingdom		All foreign countries		Group

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Intangible assets	514	551	117,271	11,566	117,785	12,117

Property, plant and equipment	406	371	4,476	3,290	4,882	3,661

Investments in associates and joint ventures	-	-	1,577	9,507	1,577	9,507

In 2017, the consolidated results of RAI companies operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments.  Revenue (since the date of acquisition) and non-current assets for the operations in the United States in 2017 amounted to £4,211 million and £107,139 million, respectively.

The main acquisitions comprising the goodwill balance of £44,147 million (2016: £11,023 million; 2015: £9,324 million), included in intangible assets, are provided in note 9.  Due to the purchase of the remaining shares in RAI, investments in associates and joint ventures have decreased.  In 2016, the investment in RAI was £8,051 million and in 2015 it was £5,749 million. Included in investments in associates and joint ventures are amounts of £1,527 million (2016: £1,394 million; 2015: £1,136  million) attributable to the investment in ITC Ltd. Further information is provided in note 5 and note 11.

Regional structure change applicable from 1 January 2018

Due to the acquisition of RAI, a new organisational structure has been announced applicable from 1 January 2018. RAI will be reported as a separate region (United States). The markets which currently comprise EEMEA will be merged into Americas, Western Europe and Asia-

Pacific to form three new regions. The markets in the Middle East will merge with Asia-Pacific to form the new Asia-Pacific and Middle East region (APME). The markets in East and Central Africa, West Africa and Southern Africa will merge with the Americas region to form the new Americas and Sub-Saharan Africa region (AmSSA). The markets in Russia, Ukraine, Caucasus, Central Asia, Belarus, Turkey and

North Africa will merge with the Western Europe region to form the new Europe and North Africa region (ENA).

BAT Annual Report and Form 20-F 2017	17

Notes on the Accounts continued

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2017, 2016 and 2015. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(c), 3(d), 3(e), 3(f), 3(g), 3(h) and 3(i)).

(a) Employee benefit costs

	2017 £m	2016 £m	2015 £m

Wages and salaries	2,131	1,882	1,667

Social security costs	216	207	174

Other pension and retirement benefit costs (note 12)	215	101	138

Share-based payments - equity and cash-settled (note 25)	117	84	60

	2,679	2,274	2,039

(b) Depreciation, amortisation and impairment costs

		2017 £m	2016 £m	2015 £m

Intangibles	– amortisation and impairment of trademarks and similar intangibles (note 3(f))	383	149	65

	– amortisation and impairment of other intangibles	140	81	89

Property, plant and equipment	– depreciation and impairment	379	377	274

		902	607	428

Included within depreciation are gains and losses recognised on the sale of property, plant and equipment.

18	BAT Annual Report and Form 20-F 2017

3 Profit from operations continued

(c) Other operating expenses include:

	2017 £m	2016 £m	2015 £m

Research and development expenses (excluding employee benefit costs and depreciation)	80	53	60

Exchange differences	(6)	(2)	10

Rent of plant and equipment (operating leases)

– minimum lease payments	41	20	20

Rent of property (operating leases)

– minimum lease payments	85	51	52

Fees payable for audit services pursuant to legislation:

– fees payable to KPMG LLP for Parent Company and Group audit	6.3	2.0	2.0

– fees payable to other KPMG LLP firms and associates for local statutory and Group reporting audits	11.3	7.2	6.7

Audit fees payable to KPMG LLP firms and associates	17.6	9.2	8.7

Audit fees payable to PricewaterhouseCoopers LLP firms and associates	-	-	0.6

Audit fees payable to other firms	0.2	-	-

Total audit fees payable	17.8	9.2	9.3

Fees payable to KPMG LLP firms and associates for other services:

– audit-related assurance services	8.0	0.2	0.2

– other assurance services	4.1	0.1	0.1

– tax advisory services	-	0.2	0.6

– tax compliance	0.2	0.3	0.4

– other non-audit services	-	1.4	2.0

	12.3	2.2	3.3

The total fees payable to KPMG firms and associates included above are £29.9 million (2016: £11.4 million; 2015: £12.0 million).

During 2017, the Group incurred additional expenditure with the Group’s auditor, as part of the acquisition of the remaining shares in RAI not previously owned. This was due to the SEC listing requirements to re-audit 2015 and 2016 under Public Company Accounting Oversight Board (“PCAOB”), to audit the purchase price allocation, to provide assurance services on the registration documents and to provide, amongst other things, assurance services with regards to the planned 2018 implementation of Sarbanes-Oxley. Accordingly, the following costs, related to the acquisition of RAI and treated as an adjusting item, were incurred within the respective categories: audit-related assurance service £7.7 million and within other assurance services £3.5 million.

Under SEC regulations, the remuneration of our auditors of £30.1 million in 2017 (2016: £11.4 million; 2015: £12.6 million) is required to be presented as follows: audit fees £29.2 million (2016: £9.2 million; 2015: £9.3 million), audit-related fees £0.5 million (2016: £0.2 million; 2015: £0.2 million), tax fees £0.2 million (2016: £0.5 million; 2015: £1.0 million) and all other fees £0.2 million (2016: £1.5 million; 2015: £2.1 million).

Total research and development costs including employee benefit costs and depreciation are £191 million (2016: £144 million; 2015: £148 million).

BAT Annual Report and Form 20-F 2017	19

Notes on the Accounts continued

3 Profit from operations continued

(d) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (Group subsidiaries including R. J. Reynolds Tobacco Company (RJRT),  Lorillard and Brown & Williamson, businesses which are part of RAI) entered into the Master Settlement Agreement (MSA) with attorney generals representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers.  The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the US volume of cigarettes sold and US market share (based on cigarette shipments in that year). Given these facts, the Group’s accounting for the MSA payments is to accrue for them in the cost of products sold as the products are shipped and no provision is made in respect of potential payments relating to future years. The event which gives rise to the obligation is the actual sales of products shipped and the MSA payments are therefore recognised as part of the costs of those business operations.

During 2012, RJRT, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under MSA. Under this agreement RJRT and SFNTC will receive credits, in respect of its NPM Adjustment claims for the period 2003 to 2014. These credits are applied against the company’s MSA payments subject to, and dependent upon, meeting the various ongoing performance obligations.

In 2013 and 2014, five additional states joined NPM, including two states that were found to not have diligently enforced their qualifying statutes in 2003. An additional two states joined the agreement in 2017 and, as a result, expenses for the MSA were reduced by US$17 million for the year ended 31 December 2017. As a result of meeting the performance requirements in the agreement, RJRT and SFNTC, collectively, recognised additional credits of US$130 million and US$295 million for the years ended 31 December 2017 and 31 December 2016, respectively. Credits recognised in both these years include the benefit of the additional credits received as a result of the acquisition of Lorillard, Inc. in 2015. RJRT expects to recognise additional credits through 2020.

In October 2015, RJRT, SFNTC and certain other tobacco manufacturers entered into a settlement agreement, referred to as the NY Settlement Agreement, with the State of New York to settle certain claims related to the NPM Adjustment. The NY Settlement Agreement resolves NPM Adjustment claims related to payment years from 2004 through 2014, providing RJRT and SFNTC, collectively, with credits, of approximately US$290 million, plus interest, subject to meeting various performance obligations. These credits will be applied against annual payments under the MSA over a four-year period, which commenced with the April 2016 MSA payment. RJRT and SFNTC, collectively, recognised credits of US$99 million and US$95 million as a reduction to cost of products sold for the years ended 31 December 2017 and 31 December 2016, respectively.

Credits in respect of future years’ payments and the NPM adjustment would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included in adjusting items.

(e) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred, which are not related to the normal business and day-to-day activities.

The new operating model is underpinned by a global single instance of SAP with full deployment occurring during 2016 with benefits already realised within the business and future savings expected in the years to come. The initiatives also include a review of the Group’s trade marketing and manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2017 £m	2016 £m	2015 £m

Employee benefit costs	193	240	159

Depreciation, amortisation and impairment costs	85	64	26

Other operating expenses	330	325	228

Other operating income	(8)	(26)	(46)

	600	603	367

Restructuring and integration costs in 2017 include advisor fees and costs incurred related to the acquisition of the remaining shares in RAI not already owned by the Group, that completed on 25 July 2017.  Further information is provided in note 24. It also includes the implementation of a new operating model and the cost of redundancy packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover integration costs incurred as a result of the RAI acquisition, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines. Since the acquisition of RAI, adjusting items also includes cost related to the Engle progeny cases as well as tobacco-related and other litigation costs.

20	BAT Annual Report and Form 20-F 2017

3 Profit from operations continued

Restructuring and integration costs in 2016 principally related to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also covered factory closures and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialisation of Voke, uncertainties surrounding regulatory changes and restructurings in Japan and Australia.

Restructuring and integration costs in 2015 principally related to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany.

In 2017, other operating income includes gains from the sale of land and buildings in Brazil and in 2016 this included gains from the sale of land and buildings in Malaysia. In 2015, other operating income included gains from the sale of land and buildings in Australia.

(f) Amortisation and impairment of trademarks and similar intangibles

Business combinations in 2017 of RAI, Winnington AB and Must Have Limited, along with the acquisition of tobacco assets in Bulgartabac and Fabrika Duhana Sarajevo (see note 24), as well as business combinations of Ten Motives, CHIC, TDR, Bentoel and ST in previous years, have resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £383 million (2016: £149 million; 2015: £65 million) is included in depreciation, amortisation and impairment costs in profit from operations.

(g) Fox River

As explained in note 28, a Group subsidiary has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States and in 2011, the subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River.

On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River.

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them.  The Consent Decree was approved by a U.S. District Judge in August 2017 but is currently subject to appeal in the U.S. Seventh Circuit Court of Appeals, see note 28 for further details.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal hearing is expected to take place in June 2018. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

The provision is £138 million at 31 December 2017 (2016: £163 million). Based on this Funding Agreement, £25 million has been paid in 2017, which includes legal costs of £7 million (2016: £17 million, including legal costs of £11 million; 2015: £17 million, including legal costs of £8 million). In addition, in 2016 the devaluation of sterling against the US dollar lead to a charge of £20 million.

(h) Other adjusting items

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million on the RAI acquisition has been adjusted within “Changes in inventories of finished goods and work in progress”. Also included in 2017 is the impairment of certain assets of £69 million related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within “other operating expenses”.

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional sales tax (excise and VAT) and penalties.  This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Based on the legal opinion from a local law firm, management believes that this appeal will be successful, and that the findings of the BAI will be reversed. On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group has classified the tax and penalties charge as an adjusting item in 2016.

(i) Flintkote

In December 2014, a Group subsidiary entered into a settlement agreement in connection with various legal cases related to a former non-tobacco business in Canada. Under the terms of the settlement, the subsidiary will obtain protection from current and potential future Flintkote related asbestos liability claims in the US. The settlement was finalised in 2015 when approvals of certain courts in the US were obtained. This agreement has led to a charge of £nil million in 2017 (2016: £nil million; 2015: £3 million).

BAT Annual Report and Form 20-F 2017	21

Notes on the Accounts continued

4 Net finance costs/(income)

(a) Net finance costs/(income)

	2017 £m	2016 £m	2015 £m

Interest expense	1,081	645	573

Option costs and fees (see note 4(b)(v))	-	-	104

Facility fees	13	5	9

Interest related to adjusting tax payables (see note 4(b)(ii))	43	25	8

Loss on bond redemption (see note 4(b)(iv))	-	101	-

Acquisition of RAI (see note 4(b)(i))	153	-	-

Fair value changes on derivative financial instruments and hedged items	(149)	(458)	(245)

Hedge ineffectiveness (see note 4(b)(iii))	9	-	-

Exchange differences on financial liabilities	47	363	135

Finance costs	1,197	681	584

Interest and dividend income	(84)	(68)	(79)

Hedge ineffectiveness (see note 4(b)(iii))	-	(18)	-

Deemed gain related to the investment in Reynolds (see note 4(b)(vi))	-	-	(601)

Exchange differences on financial assets	(19)	42	34

Finance income	(103)	(44)	(646)

Net finance costs/(income)	1,094	637	(62)

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b) and the derivatives that generate the fair value changes are as in note 16.

Facility fees principally relate to the Group's central banking facilities.

(b) Adjusting items included in net finance costs/(income)

Adjusting items are significant items in net finance costs/(income) which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

The following adjusting items have been recognised:

(i)	the Group incurred £153 million of financing costs related to the acquisition of the shares not already owned by the Group in RAI;
(ii)

the Group incurred interest on adjusting tax payables of £43 million, including interest of £25 million (2016: £25 million, 2015: £8 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (see note 6(b)); and

(iii)

 the Group experienced significant hedge ineffectiveness, driven by market volatility following the “Brexit” referendum. The gain in 2016 of £18 million was deemed to be adjusting as it is not representative of the underlying performance of the business and so the partial reversal of £9 million in 2017 has also been deemed as an adjusting item.

In 2016, the following adjusting items have been recognised:

(iv)	the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018. This led to a loss of US$130 million (£101 million), which has been treated as an adjusting item.

In 2015, the following adjusting items have been recognised:

(v)

costs of £104 million in relation to financing activities, which includes costs on the acquisition of the non-controlling interests in the Group’s Brazilian subsidiary, Souza Cruz S.A. and the Group’s activities to maintain the then current ownership in RAI following its acquisition of Lorillard, Inc.;  and

(vi)

the Group’s investment of US$4.7 billion in cash of RAI has realised a deemed gain of US$931 million (£601 million). The deemed gain reflects the difference between the fixed price paid by the Group to RAI and the market value of RAI shares on the day of the transaction (see note 24(d)).

22	BAT Annual Report and Form 20-F 2017

5 Associates and joint ventures

	2017		2016		2015

	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m

Revenue	14,085	4,794	16,491	5,997	11,186	4,215

Profit from operations*	4,342	24,854	9,379	3,740	6,117	2,391

Net finance costs	(279)	(116)	(477)	(200)	(335)	(139)

Profit on ordinary activities before taxation	4,063	24,738	8,902	3,540	5,782	2,252

Taxation on ordinary activities	(1,441)	(522)	(3,280)	(1,308)	(2,545)	(1,013)

Profit on ordinary activities after taxation	2,622	24,216	5,622	2,232	3,237	1,239

Non-controlling interests	(22)	(7)	(17)	(5)	(12)	(3)

Post-tax results of associates and joint ventures	2,600	24,209	5,605	2,227	3,225	1,236

Comprised of:

– adjusted share of post-tax results of associates and joint ventures	2,785	1,012	3,461	1,327	2,501	943

– issue of shares and change in shareholding	98	29	36	11	74	22

– gain on deemed divestment of RAI	–	23,288	–	–	–	–

– gain on disposal of assets	–	–	2,231	941	879	371

– other	(283)	(120)	(123)	(52)	(229)	(100)

	2,600	24,209	5,605	2,227	3,225	1,236

* The gain on deemed divestment of RAI is recognised in the Group’s share of associates profit from operations.

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2017, 2016 and 2015.

(a) Adjusting items

In 2017, the Group’s interest in ITC Ltd. (ITC) decreased from 29.89% to 29.71% (2016: 30.06% to 29.89%; 2015: 30.26% to 30.06%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £29 million (2016: £11 million; 2015: £22 million), which is treated as a deemed partial disposal and included in the income statement.

On 25 July 2017, the Group announced the completion of the acquisition of the 57.8% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary.  Accordingly, as at that date, the Group was deemed to divest its investment in Reynolds as an associate and consolidated RAI in accordance with IFRS 10 Consolidated Financial Statements.  This resulted in a gain of £23,288 million that has been reported in the Group’s share of post-tax results of associates and joint ventures.

In 2017, due to a deterioration in the financial performance of Tisak d.d. (Tisak), linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia, the Group impaired the carrying value of this investment. This resulted in a charge of £27 million to the income statement that has been reported as an “other” adjusting item.

In 2016, RAI recognised a gain in relation to the sale of the international rights to Natural American Spirit to the Japan Tobacco Group of companies (JT) of US$4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax). In 2015, RAI recognised a gain on the related divestiture of assets, following the Lorillard, Inc. (Lorillard) acquisition, of US$3,288 million. The Group’s share of this net gain amounted to £371 million (net of tax).

BAT Annual Report and Form 20-F 2017	23

Notes on the Accounts continued

5 Associates and joint ventures continued

RAI has also recognised amounts in the Group’s consolidated statements of income as “other”. In 2017, this includes transaction costs associated with the acquisition by the Group of US$125 million, the Group’s share of which is £33 million (net of tax) (2016: £nil million; 2015: £nil million), deferred tax charges in respect of temporary differences on trademarks of US$51 million, the Group’s share of which is £18 million (2016: £nil million, 2015: £nil million), restructuring charges of US$79 million, the Group’s share of which is £14 million (net of tax) (2016: US$36 million, the Group’s share of which is £7 million; 2015: US$223 million and £39 million, respectively) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$162 million, the Group’s share of which is £32 million (net of tax) (2016: US$86 million, the Group’s share of which is £17 million (net of tax); 2015: US$152 million, the Group’s share of which is £26 million (net of tax)). Additionally, there is income of US$17 million (2016: US$6 million; 2015: US$108 million) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million (net of tax) (2016: £2 million; 2015: £18 million). The remaining costs in 2016 includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and RJRT (see note 27) of US$90 million, the Group’s share of which is £18 million (net of tax) (2015: US$ nil million and £nil million, respectively) and transaction costs of US$5 million (2015: US$54 million) and financing costs of US$243 million (2015: US$60 million), connected with the acquisition of Lorillard, the Group's share is £1 million (net of tax) (2015: £12 million) and £47 million of financing costs (2015: £10 million). The remaining costs in 2015 of US$99 million are primarily in respect of asset impairment and exit charges, the Group's share of which is £25 million (net of tax).

(b) Master Settlement Agreement

For information on the Master Settlement Agreement applicable to RAI as an associate for the period up to and including 24 July 2017, see note 3(d).

(c) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

	2017	2016	2015

	Group’s share £m	Group’s share £m	Group’s share £m

Profit on ordinary activities after taxation

– attributable to owners of the Parent	24,209	2,227	1,236

Other comprehensive income:

Differences on exchange	(923)	1,425	336

Net fair value gains/(losses) on available-for-sale investments	5	(10)	1

Actuarial gains relating to pensions and other post-retirement benefits (note 19)	25	20	3

Total comprehensive income (note 11)	23,316	3,662	1,576

Summarised financial information of the Group’s associates and joint ventures is shown below.

	2017

	RAI* £m	ITC £m	Others £m	Total £m

Revenue	5,525	6,607	1,953	14,085

Profit on ordinary activities before taxation	2,017	2,054	(8)	4,063

Post-tax results of associates and joint ventures	1,261	1,362	(23)	2,600

Other comprehensive income	(595)	(135)	(8)	(738)

Total comprehensive income	666	1,227	(31)	1,862

*The information presented above for RAI is for the period from 1 January 2017 up to and including 24 July 2017.  Further information is presented in note 24(a).

24	BAT Annual Report and Form 20-F 2017

5 Associates and joint ventures continued

	2016

	RAI £m	ITC £m	Others £m	Total £m

Revenue	9,224	5,350	1,917	16,491

Profit on ordinary activities before taxation	7,111	1,743	48	8,902

Post-tax results of associates and joint ventures	4,457	1,114	34	5,605

Other comprehensive income	3,125	712	(178)	3,659

Total comprehensive income	7,582	1,826	(144)	9,264

	2015

	RAI £m	ITC £m	Others £m	Total £m

Revenue	6,986	3,839	361	11,186

Profit on ordinary activities before taxation	4,250	1,505	27	5,782

Post-tax results of associates and joint ventures	2,203	1,005	17	3,225

Other comprehensive income	684	43	(24)	703

Total comprehensive income	2,887	1,048	(7)	3,928

BAT Annual Report and Form 20-F 2017	25

Notes on the Accounts continued

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2017 £m	2016 £m	2015 £m

UK corporation tax	26	7	5

Overseas tax	1,617	1,395	1,324

Comprising:

– current year tax expense	1,615	1,382	1,317

– adjustments in respect of prior periods	2	13	7

Total current tax	1,643	1,402	1,329

Deferred tax	(9,756)	4	4

Comprising:

– deferred tax relating to origination and reversal of temporary differences	(136)	4	(11)

– deferred tax relating to changes in tax rates	(9,620)	–	15

	(8,113)	1,406	1,333

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification.  The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld.  The outcome of the Court of Appeal has not reduced the estimated receivable. HMRC have sought permission to appeal to the Supreme Court on all issues.  The Supreme Court has deferred a decision on whether or not to grant permission pending other litigation.  A decision on whether permission will be granted is anticipated in mid-2018.  If permission is granted the hearing of the appeal will likely be in 2019.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal.  The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million.  Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal is scheduled to be heard in 2018.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 22.  Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £25 million for the 12 months to 31 December 2017 (2016: £25 million; 2015: £8 million) accruing on the balance, which was also treated as an adjusting item.

26	BAT Annual Report and Form 20-F 2017

6 Taxation on ordinary activities continued

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2016: 20%; 2015: 20%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2017		2016		2015

	£m	%	£m	%	£m	%

Profit before tax	29,591		6,245		5,855

Less: share of post-tax results of associates and joint ventures (see note 5)	(24,209)		(2,227)		(1,236)

	5,382		4,018		4,619

Tax at 19% (2016: 20%; 2016: 20%) on the above	1,023	19.0	804	20.0	924	20.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	392	7.3	93	2.3	231	5.0
Other national tax charges	119	2.2	74	1.9	77	1.7
Permanent differences	40	0.7	143	3.6	(147)	(3.2)
Oversea tax on distributions	25	0.5	41	1.0	28	0.6
Overseas withholding taxes	191	3.5	200	5.0	145	3.1
Double taxation relief on UK profits	(29)	(0.5)	(8)	(0.2)	(6)	(0.1)
(Utilised)/unutilised tax losses	(38)	(0.7)	32	0.8	32	0.7
Adjustments in respect of prior periods	2	0.0	13	0.3	7	0.2
Deferred tax relating to changes in tax rates	(9,620)	(178.7)	–	–	15	0.3
Deemed US repatriation tax	34	0.6	–	–	–	–
Release of deferred tax on unremitted earnings of associates	(180)	(3.3)	–	–	–	–
Additional net deferred tax (credits)/charges	(72)	(1.3)	14	0.3	27	0.6

	(8,113)	(150.7)	1,406	35.0	1,333	28.9

In 2016, permanent differences include non-tax deductible expenses for a number of items including expenditure relating to restructuring and integration costs such as factory rationalisation and the implementation of a new operating model and also included the net charge in respect of Fox River, South Korea sales tax assessment and uncertain items connected with the Group’s trading business. In 2015, permanent differences includes the deemed gain as explained in note 6(e).

(d) Adjusting items included in taxation

On 22 December 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million. The net deferred tax liabilities largely relate to the difference in tax value versus the fair market value of trademarks accounted for under IFRS as part of the RAI acquisition. The legislation also imposed a one-time deemed repatriation tax on accumulated foreign earnings, the impact less foreign tax credits is £34 million.

IFRS also requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group consolidates the results of RAI as a wholly owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate has been released to the income statement. In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to Japan Tobacco International is £941 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings has also been treated as adjusting. In 2015, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to ITG Brands LLC, a subsidiary of Imperial Tobacco Group PLC, is £371 million. Given that the profit on this item was recognised as an adjusting item by the Group, the additional deferred tax charge of £22 million on the potential distribution of these undistributed earnings has also being treated as adjusting.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £454 million (2016: £128 million; 2015: £80 million). As described in note 4(b), in 2015, the Group’s investment of US$4.7 billion in cash in RAI realised a deemed gain of US$931 million (£601 million).  The adjustment to the adjusted earnings per share (see note 7) also includes £4 million (2016: £1 million; 2015: £3 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

BAT Annual Report and Form 20-F 2017	27

Notes on the Accounts continued

6 Taxation on ordinary activities continued

(f) Tax on items recognised directly in other comprehensive income

	2017 £m	2016 £m	2015 £m

Current tax	(4)	(53)	7

Deferred tax	(133)	70	(9)

(Charged)/credited to other comprehensive income	(137)	17	(2)

The tax relating to each component of other comprehensive income is disclosed in note 19.

28	BAT Annual Report and Form 20-F 2017

7 Earnings per share

	2017			2016			2015

	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence

Basic earnings per share (ordinary shares of 25p each)	37,533	2,044	1,836.3	4,648	1,858	250.2	4,290	1,858	230.9

Share options	–	7	(6.3)	–	7	(1.0)	–	5	(0.6)

Diluted earnings per share	37,533	2,051	1,830.0	4,648	1,865	249.2	4,290	1,863	230.3

BAT Annual Report and Form 20-F 2017	29

Notes on the Accounts continued

7 Earnings per share continued

Adjusted earnings per share calculation

Earnings have been affected by a number of adjusting items, which are described in notes 3 to 6. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

		Diluted

		2017		2016		2015

	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share		37,533	1,830.0	4,648	249.2	4,290	230.3

Effect of restructuring and integration costs	3(e)	600	29.3	603	32.3	367	19.7

Tax and non-controlling interests on restructuring and integration costs		(133)	(6.5)	(90)	(4.8)	(74)	(4.0)

Effect of amortisation and impairment of trademarks and similar intangibles	3(f)	383	18.7	149	8.0	65	3.5

Tax on amortisation and impairment of trademarks and similar intangibles		(90)	(4.4)	(32)	(1.7)	(9)	(0.5)

Effect of associates' adjusting items net of tax	5(a)	(23,197)	(1,131.0)	(900)	(48.3)	(293)	(15.7)

Other adjusting items	3(h)	534	26.0	53	2.9	–	–

Tax effect on other adjusting items		(184)	(9.0)	(5)	(0.3)	–	–

Deferred tax relating to changes in tax rates	6(c)	(9,586)	(467.4)	–	–	–	–

Release of deferred tax on unremitted earnings from associates	6(c)	(180)	(8.8)	–	–	–	–

Effect of Fox River	3(g)	–	–	20	1.1	–	–

Effect of Flintkote	3(i)	–	–	–	–	3	0.2

Effect of deemed gain related to investment in RAI	4(b)	–	–	–	–	(601)	(32.3)

Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	–	–	61	3.3	22	1.2

Effect of interest on FII GLO settlement and other	4(b)	43	2.1	25	1.3	8	0.4

Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	153	7.5	–	–	–	–

Tax Effect of adjusting finance costs in relation to acquisition of RAI		(49)	(2.4)	–	–	–	–

Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI	4(b)	–	–	–	–	104	5.6

Effect of hedge ineffectiveness	4(b)	9	0.4	(18)	(1.0)	–	–

Tax effect on hedge ineffectiveness		(2)	(0.1)	–	–	–	–

Effect of US bond buy back	4(b)	–	–	101	5.5	–	–

Adjusted earnings per share (diluted)		5,834	284.4	4,615	247.5	3,882	208.4

30	BAT Annual Report and Form 20-F 2017

7 Earnings per share continued

		Basic

		2017		2016		2015

	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share		37,533	1,836.3	4,648	250.2	4,290	230.9

Effect of restructuring and integration costs	3(e)	600	29.4	603	32.4	367	19.7

Tax and non-controlling interests on restructuring and integration costs		(133)	(6.5)	(90)	(4.9)	(74)	(4.0)

Effect of amortisation and impairment of trademarks and similar intangibles	3(f)	383	18.7	149	8.0	65	3.5

Tax on amortisation and impairment of trademarks and similar intangibles		(90)	(4.4)	(32)	(1.7)	(9)	(0.5)

Effect of associates' adjusting items net of tax	5(a)	(23,197)	(1,134.9)	(900)	(48.4)	(293)	(15.8)

Other adjusting items	3(h)	534	26.1	53	2.9	–	–

Tax effect on other adjusting items		(184)	(9.0)	(5)	(0.3)	–	–

Deferred tax relating to changes in tax rates	6(c)	(9,586)	(469.0)	–	–	–	–

Release of deferred tax on unremitted earnings from associates	6(c)	(180)	(8.8)	–	–	–	–

Effect of Fox River	3(g)	–	–	20	1.1	–	–

Effect of Flintkote	3(i)	–	–	–	–	3	0.2

Effect of deemed gain related to investment in RAI	4(b)	–	–	–	–	(601)	(32.3)

Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	–	–	61	3.3	22	1.2

Effect of interest on FII GLO settlement and other	4(b)	43	2.1	25	1.3	8	0.4

Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	153	7.5	–	–	–	–

Tax Effect of adjusting finance costs in relation to acquisition of RAI		(49)	(2.4)	–	–	–	–

Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI	4(b)	–	–	–	–	104	5.6

Effect of hedge ineffectiveness	4(b)	9	0.4	(18)	(1.0)	–	–

Tax effect on hedge ineffectiveness		(2)	(0.1)	–	–	–	–

Effect of US bond buy back	4(b)	–	–	101	5.5	–	–

Adjusted earnings per share (basic)		5,834	285.4	4,615	248.4	3,882	208.9

BAT Annual Report and Form 20-F 2017	31

Notes on the Accounts continued

7 Earnings per share continued

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 2/2015 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Diluted

	2017		2016		2015

	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share	37,533	1,830.0	4,648	249	4,290	230

Effect of impairment of intangibles, property, plant and equipment and assets held for sale	179	8.6	126	7	27	1

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(35)	(1.7)	(35)	(2)	(6)	(0)

Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(48)	(2.3)	(59)	(3)	(60)	(3)

Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	13	0.6	30	2	19	1

Gain on deemed disposal of RAI associate	(23,288)	(1,135.4)	-	-	-	-

Write off of investment in associate	27	1.3	-	-	-	-

Effect of gains reclassified from the available-for-sale reserve	-	-	-	-	(10)	(1)

Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	-	-	-	-	3	0

Share of associates' impairment losses and non-current investments	-	-	-	-	17	1

Share of associates' gains on disposal of assets	-	-	(941)	(50)	(371)	(20)

Tax effect of associates' disposal of assets	-	-	61	3	22	1

Issue of shares and change in shareholding in associate	(29)	(1.4)	(11)	(1)	(22)	(1)

Headline earnings per share (diluted)	14,352	699.7	3,819	205	3,909	210

32	BAT Annual Report and Form 20-F 2017

7 Earnings per share continued

	Basic

	2017		2016		2015

	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share	37,533	1,836.3	4,648	250	4,290	231

Effect of impairment of intangibles, property, plant and equipment and assets held for sale	179	8.7	126	7	27	1

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(35)	(1.7)	(35)	(2)	(6)	(0)

Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(48)	(2.3)	(59)	(3)	(60)	(3)

Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	13	0.6	30	2	19	1

Gain on deemed disposal of RAI associate	(23,288)	(1,139.3)	-	-	-	-

Write off of investment in associate	27	1.3	-	-	-	-

Effect of gains reclassified from the available-for-sale reserve	-	-	-	-	(10)	(1)

Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	-	-	-	-	3	0

Share of associates' impairment losses and non-current investments	-	-	-	-	17	1

Share of associates' gains on disposal of assets	-	-	(941)	(51)	(371)	(20)

Tax effect of associates' disposal of assets	-	-	61	3	22	1

Issue of shares and change in shareholding in associate	(29)	(1.4)	(11)	(1)	(22)	(1)

Headline earnings per share (basic)	14,352	702.2	3,819	206	3,909	210

BAT Annual Report and Form 20-F 2017	33

Notes on the Accounts continued

8 Dividends and other appropriations

	2017		2016		2015

	Pence per share	£m	Pence per share	£m	Pence per share	£m

Ordinary shares

Interim

2017 paid 8 February 2018	43.6	1,004

2017 paid 28 September 2017	56.5	1,284

2016 paid 28 September 2016			51.3	961

2015 paid 30 September 2015					49.4	908

Final

2016 paid 4 May 2017	118.1	2,181

2015 paid 5 May 2016			104.6	1,949

2014 paid 7 May 2015					100.6	1,862

	218.2	4,469	155.9	2,910	150.0	2,770

As announced on 26 April 2017, from 1 January 2018, the Group will move to four interim quarterly dividend payments.  As part of the transition, and to ensure shareholders receive the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend of 43.6 pence per share was announced on 5 December 2017 which was paid on 8 February 2018.

The dividend declared in 2017 for payment on 8 February 2018 was £1,000 million and is estimated based on the number of shares and the proportion of dividends to be paid in foreign currency using the exchange rate at year end.  This second interim dividend takes the total dividends declared in respect of 2017 to £4,465 million (2016: £3,155 million; 2015: £2,851 million) representing 218.2 pence per share (2016: 169.4 pence per share; 2015: 154.0 pence per share).

34	BAT Annual Report and Form 20-F 2017

9 Intangible assets

	2017

	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January

Cost	11,023	1,054	1,255	60	13,392

Accumulated amortisation and impairment		(616)	(659)		(1,275)

Net book value at 1 January	11,023	438	596	60	12,117

Differences on exchange	(1,189)	(3)	(2,669)	–	(3,861)

Additions

– internal development	–	–	–	87	87

– acquisitions (note 24)	34,313	33	75,488	4	109,838

– separately acquired	–	29	98	–	127

Reallocations	–	80	–	(80)	–

Amortisation charge	–	(88)	(268)	–	(356)

Impairment	–	(42)	(125)	–	(167)

31 December

Cost	44,147	1,119	74,136	71	119,473

Accumulated amortisation and impairment		(672)	(1,016)		(1,688)

Net book value at 31 December	44,147	447	73,120	71	117,785

BAT Annual Report and Form 20-F 2017	35

Notes on the Accounts continued

9 Intangible assets continued

	2016

	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January

Cost	9,324	918	1,015	180	11,437

Accumulated amortisation and impairment		(569)	(432)		(1,001)

Net book value at 1 January	9,324	349	583	180	10,436

Differences on exchange	1,690	2	96	7	1,795

Additions

– internal development	-	11	-	49	60

– acquisitions (note 24)	9	-	33	-	42

– separately acquired	-	1	21	-	22

Reallocations	-	147	29	(176)	-

Amortisation charge	-	(72)	(133)	-	(205)

Impairment	-	-	(33)	-	(33)

31 December

Cost	11,023	1,054	1,255	60	13,392

Accumulated amortisation and impairment		(616)	(659)		(1,275)

Net book value at 31 December	11,023	438	596	60	12,117

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £459 million (2016: £484 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third party consultants, as well as software licence fees from third party suppliers.

The Group has £16 million future contractual commitments (2016: £nil million) related to intangible assets.

36	BAT Annual Report and Form 20-F 2017

9 Intangible assets continued

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI £3,097 million (2016: £nil million), TDR d.o.o.  £61 million (2016: £105 million), Sudan £29 million (2016: £37 million), CHIC Group £29 million (2016: £40 million), Skandinavisk Tobakskompagni (ST) £230 million (2016: £244 million), Tekel £11 million (2016: £16 million), Bentoel £8 million (2016: £15 million) and Protabaco £nil million (2016: £30 million).

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI with indefinite lives amounting to £69,562 million.

The trademarks and similar intangibles have been tested for impairment in line with the methodology outlined below.

Impairment testing for intangible assets with indefinite lives including goodwill

Goodwill of £44,147 million (2016: £11,023  million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: RAI £33,062 million (2016: £nil million); Rothmans Group £4,834 million (2016: £4,809 million); Imperial Tobacco Canada £2,367 million (2016: £2,420 million); ETI (Italy) £1,462 million (2016: £1,406 million) and ST (principally Scandinavia) £1,102 million (2016: £1,061 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Eastern Europe, Western Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in Asia-Pacific.

Due to the integrated nature of the activities, the goodwill arising from the TDR acquisition (principally Croatia) has been transferred to the Western Europe cash-generating unit with effect from 1 January 2017.

In 2017, goodwill was allocated for impairment testing purposes to 19 (2016: 18) individual cash-generating units – one in the United States (2016: nil), five in Asia-Pacific (2016: five), five in the Americas (2016: five), three in Western Europe (2016: three), three in EEMEA (2016: three) and two related to Next Generation Products (2016: two).

	2017		2016

	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %

Cash Generating Unit

RAI	33,062	7.7	-	–

Canada	2,367	7.5	2,420	8.2

Western Europe	4,033	7.3	3,891	8.6

Eastern Europe	980	8.1	967	8.8

South Africa	661	9.6	656	10.1

Australia	775	7.9	785	8.6

Singapore	591	6.6	598	7.2

Malaysia	431	8.3	425	8.6

Other	1,247		1,281

Total	44,147		11,023

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate used is purely for the impairment testing of goodwill under IAS 36 and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates of between 6.6% and 19.2% (2016: 7.2% and 20.0%) were used, based on the Group's weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, pricing expectations and costs, and have been endorsed by Group management as part of the consolidated Group budget.

BAT Annual Report and Form 20-F 2017	37

Notes on the Accounts continued

9 Intangible assets continued

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one year period extrapolated over a 10-year horizon with growth of 5% in year 2. Cash flows for years 3 to 10 are extrapolated from year 2 cash flows for each relevant operating unit at 4% (2016: 4%) per annum, including 1% inflation (2016: 1% inflation), where after a total growth rate of 2% (2016: 2%) has been assumed. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well balanced portfolio of brands and the industry in which it operates.

In some instances, such as recent acquisitions, start-up ventures or in other specific cases, the valuation is expanded to reflect the medium-term plan of the country or market management, spanning five years or beyond. If discounted cash flows for cash-generating units should fall by 10 per cent, or the discount rate was increased at a post-tax rate of 1 per cent, there would be no impairment.

10 Property, plant and equipment

	2017

	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m

1 January

Cost	1,163	239	5,022	725	7,149

Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)

Net book value at 1 January	803	123	2,031	704	3,661

Differences on exchange	(33)	(11)	(117)	(49)	(210)

Additions

– acquisitions (note 24)	349	4	626	62	1,041

– separately acquired	23	–	47	753	823

Reallocations	(5)	35	523	(553)	–

Depreciation	(29)	(7)	(352)	–	(388)

Impairment	(1)	(1)	(10)	–	(12)

Disposals	(4)	–	(12)	–	(16)

Net reclassifications as held-for-sale	(17)	–	–	–	(17)

31 December

Cost	1,455	267	5,552	917	8,191

Accumulated depreciation and impairment	(369)	(124)	(2,816)	–	(3,309)

Net book value at 31 December	1,086	143	2,736	917	4,882

38	BAT Annual Report and Form 20-F 2017

10 Property, plant and equipment continued

	2016

	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m

1 January

Cost	944	256	3,976	617	5,793

Accumulated depreciation and impairment	(288)	(126)	(2,343)	(15)	(2,772)

Net book value at 1 January	656	130	1,633	602	3,021

Differences on exchange	79	6	263	77	425

Additions

– separately acquired	13	4	168	470	655

Reallocations	76	6	358	(440)	-

Depreciation	(20)	(9)	(308)	-	(337)

Impairment	-	(5)	(71)	(4)	(80)

Disposals	3	(4)	(11)	(1)	(13)

Net reclassifications as held-for-sale	(4)	(5)	(1)	-	(10)

31 December

Cost	1,163	239	5,022	725	7,149

Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)

Net book value at 31 December	803	123	2,031	704	3,661

Net book value of assets held under finance leases for 2017 was £29 million (2016: £27 million).

In 2017, the Group’s finance lease arrangements relate principally to lease of tobacco vending machines and building by the Group’s subsidiary in Japan and Peru respectively. For 2016, the Group's finance lease arrangements related principally to the lease of vehicles and tobacco vending machines by the Group's subsidiaries in Canada and Japan respectively. Assets held under finance leases are secured under finance lease obligations included in note 20.

BAT Annual Report and Form 20-F 2017	39

Notes on the Accounts continued

10 Property, plant and equipment continued

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £187 million (2016: £188 million).

	2017 £m	2016 £m

Cost of freehold land within freehold property on which no depreciation is provided	253	202

Leasehold property comprises

– net book value of long leasehold	104	80

– net book value of short leasehold	39	43

	143	123

Contracts placed for future expenditure	85	29

11 Investments in associates and joint ventures

	2017 £m	2016 £m

1 January	9,507	6,938

Total comprehensive income (note 5)	23,316	3,662

Dividends	(688)	(1,024)

Share buy-backs	–	(24)

Additions	13	-

Reclassification of Reynolds American Inc. (RAI)	(30,521)	-

Other equity movements	(50)	(45)

31 December	1,577	9,507

Non-current assets	1,127	17,831

Current assets	1,019	2,439

Non-current liabilities	(67)	(8,552)

Current liabilities	(502)	(2,211)

	1,577	9,507

Reynolds American Inc. (In 2016, the Group's share of the market value was £27,275 million)	–	8,051

ITC Ltd. (Group's share of the market value is £11,036 million (2016: £10,430 million))	1,527	1,394

Other listed associates (Group's share of the market value is £184 million (2016: £142 million))	18	17

Unlisted associates	32	45

	1,577	9,507

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.84% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, RAI has been consolidated in accordance with IFRS 10 Consolidated Financial Statements.  Included in the £30,521 million is the gain arising on the deemed disposal of RAI of £23,288 million. This gain includes amounts restated in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates (see note 19).

Prior to 25 July 2017, the Group accounted for RAI as an associate, having concluded that it did not have de facto control of RAI because of the operation of the governance agreement between the Group and RAI which ensured that the Group did not have the practical ability to direct relevant activities of RAI.

40	BAT Annual Report and Form 20-F 2017

11 Investments in associates and joint ventures continued

During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long term loans and an additional shareholding in Tisak.  As part of the agreement, Agrokor has the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group has legal ownership of the additional shareholding, it does not consider the shares to provide any additional equity interest and continues to account for 26% of the equity of Tisak.  In 2017, due to the financial difficulties of Agrokor and Tisak, the Group has recognised the legal ownership of Tisak and subsequently impaired this investment.  This resulted in a charge of £27 million to the income statement that has been reported as an adjusting item in note 5.

Included within the dividends amount of £688 million (2016: £1,024 million) are £477 million (2016: £773 million) attributable to dividends declared by RAI and £204 million (2016: £245 million) attributable to dividends declared by ITC.

The principal associate undertaking of the Group is ITC Ltd. (ITC) as shown under Associates Undertakings and Joint Ventures.

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper & packaging, agri-business and other fast-moving goods (e.g., confectionery, IT, branded apparel, personal care, greetings cards and safety matches). BAT’s interest in ITC is 29.71%.

ITC prepares accounts on a quarterly basis with a 31 March year end. As permitted by IAS 28, results up to 30 September 2017 have been used in applying the equity method. This is driven by the availability of information at the half year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2017.

	2017 £m	2016 £m

Non-current assets	3,738	3,730

Current assets	3,089	2,834

Non-current liabilities	(240)	(258)

Current liabilities	(1,446)	(1,643)

	5,141	4,663

Group's share of ITC Ltd. (2017: 29.71% (2016: 29.89%))	1,527	1,394

Reynolds American Inc.

2016 £m

Non-current assets	34,046

Current assets	3,480

Non-current liabilities	(20,089)

Current liabilities	(3,845)

13,592

Group's share of Reynolds American Inc. (42.2%)	5,733

Goodwill	2,318

Total Group's share of Reynolds American Inc.	8,051

BAT Annual Report and Form 20-F 2017	41

Notes on the Accounts continued

12 Retirement benefit schemes

The Group’s subsidiary undertakings operate around 190 retirement benefit arrangements worldwide. The majority of scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. All schemes are formally valued at least every three years.

The principal schemes are in the USA, UK, Germany, Canada, the Netherlands and Switzerland. Together schemes in these territories account for over 85% of the total obligations of the Group’s defined benefit schemes. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement.

In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the USA and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the USA, the main funded pension schemes are the Reynolds American Retirement Plan and the Retirement Income Plan for Certain Affiliates, and the main funded healthcare scheme is the B&W Tobacco Corporate Welfare and Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the scheme in accordance with the Scheme’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act 1974 and US trust law. Similarly, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund, which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Scheme’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pension Act 2004 and all the relevant legislation.

Responsibility for the governance of the schemes across the Group, including investment decisions and contribution schedules, generally lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries. In the USA, the corporate trustees act as custodians with local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements.

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes and after taking into account regulatory requirements in each territory.

Group’s contributions to pension schemes in 2018 are expected to be £241 million in total compared to £254 million in 2017.

Contributions to the various funded schemes in the USA are agreed with the relevant corporate Trustee after taking account of statutory requirements including the Pensions Protection Act 2006 which requires company pension plans in the US to become fully funded by a methodology similar to the accounting requirements under U.S. GAAP. Through its subsidiaries in the USA, the Group intends to make significant regular contributions with the aim of achieving a long-term funding status of at least 90%. The Group contributed £83 million to its funded pension plans and £20 million to its funded postretirement plans since the acquisition of Reynolds American in July 2017. During 2018, the Group expects to contribute £86 million to its funded pension plans and £54 million to its funded postretirement plans.

Contributions to the British American Tobacco UK Pension Fund for 2017 and 2016 were agreed with the Trustee as part of a recovery plan to include £30 million a year to cover ongoing service costs, with additional contributions to eliminate a funding shortfall. Additional contributions were £78 million in both 2017 and 2016. These contributions were to be used to achieve the statutory funding objective and thereafter to support attaining a lower risk investment strategy (noted below). With effect from July 2018, the Group will pay £18 million a year to meet the cost of future benefit accruals. Additional annual contributions are payable until the Fund is valued to 110% on a Technical Provisions basis, and are expected to be £11 million in 2018.

Total contributions payable to the UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the assets of the Fund are sufficient to achieve certain funding levels. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous and in accordance with IFRIC 14 no additional liabilities or surplus restriction have been recognised in respect of this commitment.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £30 million in 2018 and £38 million per annum for the four years after that. Contributions to pension schemes in Canada, the Netherlands and Switzerland in total are anticipated to be around £18 million in 2018 and then £11 million per annum for the four years after that.

The majority of benefit payments are from trustee administered funds; however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due. For unfunded schemes in the USA, UK and Canada, 39% of the liabilities reported at year end are expected to be settled by the Group within ten years, 29% between ten and twenty years, 19% between twenty and thirty years, and 13% thereafter.

42	BAT Annual Report and Form 20-F 2017

12 Retirement benefit schemes continued

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. For funded schemes in the USA, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically U.S. government and investment grade corporate bonds) and derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return seeking portfolio, which is designed to enhance portfolio returns. The return seeking portfolio is broadly diversified across asset classes. In addition, the main scheme in the UK has a target investment strategy such that, by 31 December 2018, the scheme will have moved to 20% return-seeking assets and 80% risk-reducing assets. Investments are diversified by type of investment, by investment sector, and where appropriate by country.

Through its defined benefit pension schemes and healthcare schemes, the Group is exposed to a number of risks, including:

Asset volatility:

The plan liabilities are calculated using discount rates set by reference to bond yields; if plan assets underperform this yield e.g. due to stock market volatility, this will create a deficit. However, most schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits.

Changes in bond yields:

A decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings or other hedging instruments.

Inflation risk:

Some of the Group’s pension obligations are linked to inflation and higher inflation will lead to higher liabilities, although, in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

Life expectancy:

The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Present value of funded scheme liabilities	(11,542)	(7,139)	(326)	(16)	(11,868)	(7,155)

Fair value of funded scheme assets	12,157	7,264	193	14	12,350	7,278

	615	125	(133)	(2)	482	123

Unrecognised funded scheme surpluses	(23)	(18)	-	–	(23)	(18)

	592	107	(133)	(2)	459	105

Present value of unfunded scheme liabilities	(535)	(371)	(622)	(105)	(1,157)	(476)

	57	(264)	(755)	(107)	(698)	(371)

The above net liability is recognised in the balance sheet as follows:

– retirement benefit scheme liabilities	(1,065)	(719)	(756)	(107)	(1,821)	(826)

– retirement benefit scheme assets	1,122	455	1	-	1,123	455

	57	(264)	(755)	(107)	(698)	(371)

BAT Annual Report and Form 20-F 2017	43

Notes on the Accounts continued

12 Retirement benefit schemes continued

The net liabilities of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

– US	(5,022)	-	4,640	-	(382)	-

– UK	(3,133)	(3,529)	4,119	3,853	986	324

– Germany	(998)	(1,020)	945	872	(53)	(148)

– Canada	(782)	(796)	779	806	(3)	10

– Netherlands	(769)	(737)	819	777	50	40

– Switzerland	(330)	(370)	285	293	(45)	(77)

– Rest of Group	(508)	(687)	570	663	62	(24)

Funded schemes	(11,542)	(7,139)	12,157	7,264	615	125

Of the Group’s unfunded pension schemes 47% (2016: 64%) relate to arrangements in the UK and 33% (2016: n/a) relate to arrangements in the US, while 86% (2016: n/a) of the Group’s unfunded healthcare arrangements relate to arrangements in the US.

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Defined benefit schemes

Service cost

– current service cost	104	85	-	1	104	86

– past service cost/(credit)	11	(43)	-	(1)	11	(44)

Net interest on the net defined benefit liability

– interest on scheme liabilities	291	229	19	6	310	235

– interest on scheme assets	(276)	(230)	(4)	(1)	(280)	(231)

– interest on unrecognised funded scheme surpluses	2	2	-	-	2	2

	132	43	15	5	147	48

Defined contribution schemes	68	53	-	-	68	53

Total amount recognised in the income statement (note 3(a))	200	96	15	5	215	101

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £12 million in 2017 (2016: £17 million credit; 2015: £16 million charge) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (see note 3(e)). Included in current service costs in 2017 is around £16 million (2016: £4 million) of administration costs.

44	BAT Annual Report and Form 20-F 2017

12 Retirement benefit schemes continued

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Present value at 1 January	7,510	6,220	120	100	7,630	6,320

Differences on exchange	(199)	574	(35)	22	(234)	597

Current service cost	105	88	2	1	107	89

Past service cost/(credit)	4	(44)	-	-	4	(44)

Settlements	7	(33)	-	(1)	7	(34)

Interest on scheme liabilities	292	238	19	6	311	244

Contributions by scheme members	3	4	-	-	3	4

Benefits paid	(523)	(381)	(31)	(8)	(554)	(389)

Acquisition of subsidiaries	5,211	-	882	-	6,093	-

Actuarial (gains)/losses

– arising from changes in demographic assumptions	(418)	(7)	(8)	-	(426)	(7)

– arising from changes in financial assumptions	92	911	9	1	101	912

Experience gains	(7)	(61)	(10)	(1)	(17)	(62)

Present value at 31 December	12,077	7,510	948	120	13,025	7,630

Changes in financial assumptions principally relate to discount rate movements in both years.

Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Active members	1,928	1,358	69	22	1,997	1,380

Deferred members	1,394	1,306	3	2	1,397	1,308

Retired members	8,755	4,846	876	96	9,631	4,942

Present value at 31 December	12,077	7,510	948	120	13,025	7,630

Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

BAT Annual Report and Form 20-F 2017	45

Notes on the Accounts continued

12 Retirement benefit schemes continued

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Fair value of scheme assets at 1 January	7,264	6,076	14	10	7,278	6,086

Differences on exchange	(170)	541	(7)	5	(177)	546

Settlements	(1)	(33)	-	-	(1)	(33)

Interest on scheme assets	277	238	4	1	281	239

Company contributions	232	181	22	-	254	181

Contributions by scheme members	4	5	-	-	4	5

Benefits paid	(509)	(360)	(25)	(1)	(534)	(361)

Acquisition of subsidiaries	4,574	-	180	-	4,754	-

Actuarial gains/(losses)	486	616	5	(1)	491	615

Fair value of scheme assets at 31 December	12,157	7,264	193	14	12,350	7,278

	Pension schemes		Healthcare schemes		Total

	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Equities - listed	2,444	1,697	6	5	2,450	1,702

Equities - unlisted	1,337	630	71	-	1,408	630

Bonds - listed	5,272	3,948	14	4	5,286	3,952

Bonds - unlisted	1,346	109	84	-	1,430	109

Other assets - listed	682	403	9	-	691	403

Other assets - unlisted	1,076	477	9	5	1,085	482

Fair value of scheme assets at 31 December	12,157	7,264	193	14	12,350	7,278

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

In the US pension plans, plan assets are invested using active investment strategies and multiple investment management firms.  Managers within each asset class cover a range of investment styles and approaches.  Allowable investment types include domestic equity, international equity, global equity, emerging market equity, fixed income, real assets, private equity and absolute return.  The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

In addition, certain scheme assets, including a portion of the assets held in the main UK pension scheme, are further diversified by investing in equities listed on non-UK stock exchanges via investment funds.

In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include cash and other deposits, derivatives and other hedges (including liability driven investments funds and inflation opportunity funds), recoverable taxes, reinsurance contracts, infrastructure investments and investment property.

The actuarial gains and losses in both years principally relate to movements in the fair values of scheme assets and actual returns are stated net of applicable taxes and fund management fees. The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted. The fair values of unlisted assets were derived from cash flow projections of estimated future income after taking into account the estimated recoverable value of these assets.

46	BAT Annual Report and Form 20-F 2017

12 Retirement benefit schemes continued

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Unrecognised funded scheme surpluses at 1 January	(18)	(11)	(13)	-	-	-	(18)	(11)	(13)

Differences on exchange	3	(4)	3	-	-	-	3	(4)	3

Interest on unrecognised funded scheme surpluses	(2)	(2)	(1)	-	-	-	(2)	(2)	(1)

Movement in year (note 19)	(6)	(1)	-	-	-	-	(6)	(1)	-

Unrecognised funded scheme surpluses at 31 December	(23)	(18)	(11)	-	-	-	(23)	(18)	(11)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following principal countries are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

	2017						2016

	USA	UK	Germany	Canada	Netherlands	Switzerland	USA	UK	Germany	Canada	Netherlands	Switzerland

Rate of increase in salaries (%)	3.9	3.2	2.5	3.0	2.0	1.3	–	3.3	2.5	3.0	2.0	1.3

Rate of increase in pensions in payment (%)	2.5	3.2	1.8	Nil	1.2	Nil	–	3.3	1.8	Nil	1.1	Nil

Rate of increase in deferred pensions (%)	–	2.2	1.8	Nil	1.2	–	–	2.5	Nil	Nil	1.1	–

Discount rate (%)	3.7	2.5	1.9	3.3	2.0	0.6	–	2.6	1.7	3.7	1.9	0.6

General inflation (%)	2.5	3.2	1.8	2.0	2.0	1.0	–	3.3	1.8	2.0	2.0	1.0

	2017						2016

	USA	UK	Germany	Canada	Netherlands	Switzerland	USA	UK	Germany	Canada	Netherlands	Switzerland

Weighted average duration of liabilities (years)	11.3	16.9	13.7	11.0	17.8	13.5	-	18.2	14.0	11.2	18.3	13.4

For healthcare inflation in the US, the assumption is 7.0% (2016: n/a) and in Canada, the assumption is 5.0% (2016: 4.8%). For the remaining pension schemes, typical assumptions are that real salary increases will be from 0.5% to 4.0% (2016: 0% to 5.2%) per annum and discount rates will be from 0.5% to 10.0% (2016: 0% to 7.7%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation.

BAT Annual Report and Form 20-F 2017	47

Notes on the Accounts continued

12 Retirement benefit schemes continued

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

US UK	2017: 2016: 2017: 2016:

RP-2017 mortality tables without collar or amounts adjusted projected with MP-2017 generational projection

Not applicable

S2PA (YOB) with the CMI (2016) improvement model with a 1.25% longterm improvement rate

91.5% S1NA (year of birth) table with the Continuous Mortality Investigation (2013) model with a 1.75% long-term improvement rate

Germany		Heubeck tables 2005G (both years)
Canada		CPM-2014 Private Table (both years)
Netherlands		AG Prognosetafel 2016 (both years)
Switzerland	2017: 2016:	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate LPP/BVG 2015 Generational

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	US		UK		Germany		Canada		Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female

31 December 2016

Member age 65 (current life expectancy)	–	–	23.8	26.4	19.1	23.2	21.3	23.7	20.6	24.7	22.3	24.4

Member age 45 (life expectancy at age 65)	–	–	26.5	29.2	21.8	25.7	22.4	24.7	23.1	26.9	24.2	26.3

31 December 2017

Member age 65 (current life expectancy)	20.7	22.7	22.7	24.2	19.3	23.3	21.4	23.8	20.8	24.8	21.7	23.7

Member age 45 (life expectancy at age 65)	22.3	24.2	24.3	25.5	21.9	25.8	22.5	24.8	23.3	27.0	23.5	25.5

Valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2017 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m

Average life expectancy – increase/(decrease) of scheme liabilities	373	(373)

Rate of inflation – increase/(decrease) of scheme liabilities			191	(179)

Discount rate – (decrease)/increase of scheme liabilities			(363)	384

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £53 million, and a one percentage point decrease would decrease liabilities by £45 million. The income statement effect of this change in assumption is not material.

48	BAT Annual Report and Form 20-F 2017

13 Deferred tax

Net deferred tax assets/(liabilities) comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m

At 1 January 2017	31	(58)	89	(392)	117	(95)	92	(216)

Differences on exchange	2	15	(6)	13	(12)	862	(22)	852

Subsidiaries acquired (note 24)	(375)	(234)	–	–	514	(28,091)	1,115	(27,071)

Credited/(charged) to the income statement	180	19	30	138	10	66	(307)	136

Credited/(charged) relating to changes in tax rates	71	84	–	–	(194)	9,935	(276)	9,620

(Charged)/credited to other comprehensive income	–	–	–	–	(171)	–	38	(133)

At 31 December 2017	(91)	(174)	113	(241)	264	(17,323)	640	(16,812)

At 1 January 2016	30	(132)	53	(255)	48	(108)	127	(237)

Differences on exchange	6	(18)	13	(41)	4	(20)	17	(39)

Subsidiaries acquired (note 24)	–	(6)	–	–	–	–	–	(6)

(Charged)/credited to the income statement	(5)	98	23	(96)	1	33	(58)	(4)

Credited to other comprehensive income	–	–	–	–	64	–	6	70

At 31 December 2016	31	(58)	89	(392)	117	(95)	92	(216)

As part of the acquisition of RAI, the Group has to account for the assets and liabilities of the Reynolds American Group of companies at fair market value at the acquisition date of 25 July 2017, as disclosed in note 24. The increase in the net asset value versus the tax bases created net deferred tax liabilities, valued within the purchase price allocation process at the prevailing Federal and State corporation tax rate at the date of the acquisition. Subsequently on 22 December 2017, the Federal corporation tax rate was changed to 21% from 1 January 2018. This revised rate has been used to revalue the net deferred tax liabilities in the United States, reducing the liability leading to a credit in the income statement of £9,620 million.

The prior year analysis table has been restated to reflect deferred tax relating to trademarks in a separate column and deferred tax on fair value losses/(gains) has been combined with other temporary differences.

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £317 million and deferred tax liability of £17,129 million (2016: deferred tax asset of £436 million and deferred tax liability of £652 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

Deferred tax expected to be recovered within 12 months includes deferred tax assets of £244 million (2016: £119 million) and deferred tax liabilities of £369 million (2016: £372 million).

BAT Annual Report and Form 20-F 2017	49

Notes on the Accounts continued

13 Deferred tax continued

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £301 million (2016: £542 million) which have no expiry date and unused tax losses of £616 million (2016: £761 million) which will expire within the next 10 years.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of deductible temporary differences of £nil million (2016: £534 million), which have no expiry date and £140 million (2016: £191 million), which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2016: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax was £0.7 billion (2016: £0.7 billion). No liability has been recognised in respect of this withholding tax because the Group is in a position to control the timing of these distributions and it is probable that these distributions will not be made in the foreseeable future.

14 Trade and other receivables

	2017 £m	2016 £m

Trade receivables	3,306	2,696

Loans and other receivables	1,214	1,619

Prepayments and accrued income	289	168

	4,809	4,483

Current	4,053	3,884

Non-current	756	599

	4,809	4,483

Included in loans and other receivables are £603 million of legal deposits. The Group has determined that these payments are recoverable on conclusion of ongoing appeals and the deposits have not been discounted. Legal deposits include £449 million (2016: £326 million) in respect of payments made by a Group subsidiary in relation to the Quebec Class Action, as detailed in note 28. While there is uncertainty over the timeframe of the appeal process, it is estimated that had discounting been applied the carrying value of the asset would have been reduced by approximately £21 million (2016: £20 million).

Amounts receivable from related parties including associated undertakings are shown in note 27.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2017 £m	2016 £m

Gross trade and other receivables	4,894	4,570

Allowance account	(85)	(87)

Net trade and other receivables per balance sheet	4,809	4,483

The movements in the allowance account are as follows:

	2017 £m	2016 £m

1 January	87	51

Differences on exchange	4	11

Provided in the year	16	26

Amounts reversed during the year	(22)	(1)

31 December	85	87

50	BAT Annual Report and Form 20-F 2017

14 Trade and other receivables continued

As at 31 December 2017, trade and other receivables of £189 million (2016: £60 million) were past their contractual payment date but not impaired. These relate to a number of external parties where there is no expectation of default. The aged analysis of these trade receivables is as follows:

	2017 £m	2016 £m

Less than three months	147	39

Between three and six months	12	11

Between six months and one year	20	7

Greater than one year	10	3

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 1.4% (2016: 3.8%), UK sterling: 4.3% (2016: 5.4%), Euro: 1.5% (2016: 2.8%) and other currencies: 9.6% (2016: 3.8%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

15 Available-for-sale investments

	2017 £m	2016 £m

1 January	58	72

Differences on exchange	-	10

Additions	90	4

Revaluations	(27)	-

Disposals	(14)	(28)

31 December	107	58

Current	65	15

Non-current	42	43

	107	58

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 23.

There is no material difference between the maturity profile of investments in the table above and the maturity profile on a gross contractual basis where the values in each year include the investments maturing in that year together with forecast interest receipts on all investments which are due for all or part of that year.

Investments are all denominated in the functional currency of the subsidiary undertaking holding the investments.

BAT Annual Report and Form 20-F 2017	51

Notes on the Accounts continued

16 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 23.

	2017		2016

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Fair value hedges

– interest rate swaps	97	14	179	14

– cross-currency swaps	263	–	261	–

Cash flow hedges

– interest rate swaps	1	–	2	–

– cross-currency swaps	187	–	106	–

– forward foreign currency contracts	82	73	120	118

Net investment hedges

– forward foreign currency contracts	85	39	23	233

Held-for-trading*

– interest rate swaps	68	77	71	90

– cross-currency swaps	–	–	173	174

– forward foreign currency contracts	35	31	36	39

Total	818	234	971	668

Current	228	155	375	549

Non-current	590	79	596	119

	818	234	971	668

Derivatives

– in respect of net debt	640	117	809	300

– other	178	117	162	368

	818	234	971	668

*

IFRS requires derivatives which do not meet the tests for hedge accounting under IAS 39 to be classified as instruments held-for-trading with fair value change included in the income statement. These derivatives principally consist of forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group do not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

For cash flow hedges, the timing of expected cash flows is as follows: Assets of £270 million (2016: £228 million) of which £73 million (2016: £99 million) is expected within one year and £165 million (2016: £106 million) beyond 5 years and Liabilities of £73 million (2016: £118 million) of which £69 million (2016: £105 million) is expected within one year.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 20. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 20.

52	BAT Annual Report and Form 20-F 2017

16 Derivative financial instruments continued

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2017				2016

	Assets		Liabilities		Assets		Liabilities

	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m

Within one year

– forward foreign currency contracts	8,874	(8,702)	5,929	(6,059)	7,168	(6,943)	11,419	(12,024)

– cross-currency swaps	56	(97)	-	-	391	(534)	499	(354)

Between one and two years

– forward foreign currency contracts	339	(328)	229	(230)	1,152	(1,104)	571	(630)

– cross-currency swaps	89	(135)	-	-	37	(36)	-	-

Between two and three years

– forward foreign currency contracts	-	-	-	-	24	(22)	13	(12)

– cross-currency swaps	60	(108)	-	-	66	(69)	-	-

Between three and four years

– cross-currency swaps	1,812	(1,782)	-	-	35	(40)	-	-

Between four and five years

– cross-currency swaps	32	(62)	-	-	802	(770)	-	-

Beyond five years

– cross-currency swaps	2,623	(2,366)	-	-	1,429	(1,244)	-	-

	13,885	(13,580)	6,158	(6,289)	11,104	(10,762)	12,502	(13,020)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2017		2016

	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m

Within one year	44	18	102	29

Between one and two years	34	5	71	15

Between two and three years	28	6	64	14

Between three and four years	26	6	46	13

Between four and five years	12	7	26	11

Beyond five years	28	51	40	22

	172	93	349	104

BAT Annual Report and Form 20-F 2017	53

Notes on the Accounts continued

17 Inventories

	2017 £m	2016 £m

Raw materials and consumables	3,027	2,230

Finished goods and work in progress	2,692	3,312

Goods purchased for resale	145	251

	5,864	5,793

Inventories pledged as security for liabilities amount to £7 million (2016: £nil million). Write-offs taken to other operating expenses in the Group income statement comprise £114 million (2016: £127 million; 2015: £73 million), including amounts relating to restructuring costs. Goods purchased for resale includes Group brands produced under third party contract manufacturing arrangements.

18 Cash and cash equivalents

	2017 £m	2016 £m

Cash and bank balances	1,967	1,628

Cash equivalents	1,324	576

	3,291	2,204

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2017 £m	2016 £m

Functional currency	2,842	1,748

US dollar	161	195

Euro	159	159

Other currency	129	102

	3,291	2,204

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2017 £m	2016 £m

Cash and cash equivalents as above	3,291	2,204

Less overdrafts and accrued interest	(469)	(553)

Net cash and cash equivalents	2,822	1,651

Cash and cash equivalents include restricted amounts of £160 million (2016: £157 million), principally due to exchange control regulations in certain countries.

54	BAT Annual Report and Form 20-F 2017

19 Capital and reserves – reconciliation of movement in total equity

	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m

1 January 2017	507	3,931	413	3,331	8,182	224	8,406

Comprehensive income and expense

Profit for the year	–	–	–	37,533	37,533	171	37,704

Differences on exchange

– subsidiaries	–	–	(3,085)	–	(3,085)	(2)	(3,087)

– associates	–	–	(923)	–	(923)	–	(923)

Cash flow hedges

– net fair value losses	–	–	(263)	–	(263)	(1)	(264)

– reclassified and reported in profit for the year	–	–	109	–	109	–	109

– reclassified and reported in net assets	–	–	(16)	–	(16)	–	(16)

Available-for-sale investments

– net fair value losses in respect of subsidiaries	–	–	(27)	–	(27)	–	(27)

– net fair value gains in respect of associates net of tax	–	–	5	–	5	–	5

Net investment hedges

– net fair value gains	–	–	425	–	425	–	425

– differences on exchange on borrowings	–	–	(67)	–	(67)	(1)	(68)

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	34	–	34	–	34

Retirement benefit schemes					–		–

– net actuarial gains in respect of subsidiaries (note 12)	–	–	–	832	832	1	833

– surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	–	–	–	(5)	(5)	(1)	(6)

– actuarial gains in respect of associates net of tax (note 5)	–	–	–	25	25	–	25

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(171)	(171)	–	(171)

Other changes in equity

Employee share options

– value of employee services	–	–	–	105	105	–	105

– proceeds from shares issued	–	5	–	–	5	–	5

Dividends and other appropriations

– ordinary shares (note 8)	–	–	–	(4,465)	(4,465)	–	(4,465)

– to non-controlling interests	–	–	–	–	–	(169)	(169)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	(205)	(205)	–	(205)

Shares issued – RAI acquisition (note 24(a))	107	22,666	–	–	22,773	–	22,773

Other movements	–	–	–	3	3	–	3

31 December 2017	614	26,602	(3,395)	36,983	60,804	222	61,026

BAT Annual Report and Form 20-F 2017	55

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m

1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032

Comprehensive income and expense

Profit for the year	–	–	–	4,648	4,648	191	4,839

Differences on exchange

– subsidiaries	–	–	1,218	–	1,218	52	1,270

– associates	–	–	1,425	–	1,425	–	1,425

Cash flow hedges

– net fair value gains	–	–	28	–	28	1	29

– reclassified and reported in profit for the year	–	–	38	–	38	–	38

– reclassified and reported in net assets	–	–	(12)	–	(12)	–	(12)

Available-for-sale investments

– net fair value losses in respect of associates net of tax	–	–	(10)	–	(10)	–	(10)

Net investment hedges

– net fair value losses	–	–	(837)	–	(837)	–	(837)

– differences on exchange on borrowings	–	–	(124)	0	(124)	0	(124)

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	(19)	–	(19)	–	(19)

Retirement benefit schemes

– net actuarial losses in respect of subsidiaries (note 12)	–	–	–	(231)	(231)	3	(228)

– surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	–	–	–	–	–	(1)	(1)

– actuarial gains in respect of associates net of tax (note 5)	–	–	–	20	20	–	20

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	36	36	–	36

Other changes in equity

Employee share options

– value of employee services	–	–	–	71	71	–	71

– proceeds from shares issued	–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares (note 8)	–	–	–	(2,910)	(2,910)	–	(2,910)

– to non-controlling interests	–	–	–	–	–	(156)	(156)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	(64)	(64)	–	(64)

Non-controlling interests - acquisitions (note 24(c))	–	–	–	4	4	(4)	–

Other movements	–	–	–	3	3	–	3

31 December 2016	507	3,931	413	3,331	8,182	224	8,406

56	BAT Annual Report and Form 20-F 2017

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m

1 January 2015	507	3,923	(498)	1,578	5,510	304	5,814

Comprehensive income and expense

Profit for the year	–	–	–	4,290	4,290	232	4,522

Differences on exchange

– subsidiaries	–	–	(953)	–	(953)	(53)	(1,006)

– associates	–	–	336	–	336	–	336

Cash flow hedges

– net fair value losses	–	–	(98)	–	(98)	(1)	(99)

– reclassified and reported in profit for the year	–	–	14	–	14	1	15

– reclassified and reported in net assets	–	–	(45)	–	(45)	–	(45)

Available-for-sale investments

– net fair value gains in respect of subsidiaries	–	–	14	–	14	–	14

– reclassified and reported in profit for the year	–	–	(10)	–	(10)	–	(10)

– net fair value gains in respect of associates net of tax	–	–	1	–	1	–	1

Net investment hedges

– net fair value losses	–	–	(118)	–	(118)	–	(118)

– differences on exchange on borrowings	–	–	42	–	42	–	42

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	21	–	21	–	21

Retirement benefit schemes

– net actuarial gains in respect of subsidiaries (note 12)	–	–	–	283	283	–	283

– actuarial gains in respect of associates net of tax (note 5)	–	–	–	3	3	–	3

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(23)	(23)	–	(23)

Other changes in equity

Employee share options

– value of employee services	–	–	–	50	50	–	50

– proceeds from shares issued	–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares (note 8)	–	–	–	(2,770)	(2,770)	–	(2,770)

– to non-controlling interests	–	–	–	–	–	(238)	(238)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	(46)	(46)	–	(46)

Non-controlling interests - acquisitions (note 24(c))	–	–	–	(1,642)	(1,642)	(107)	(1,749)

Other movements	–	–	–	31	31	–	31

31 December 2015	507	3,927	(1,294)	1,754	4,894	138	5,032

BAT Annual Report and Form 20-F 2017	57

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

(a) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m

31 December 2017	87	101	26,414	26,602

31 December 2016	82	101	3,748	3,931

31 December 2015	78	101	3,748	3,927

1 January 2015	74	101	3,748	3,923

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £5 million (2016: £4 million; 2015: £4 million) relates solely to ordinary shares issued under the Company’s share option schemes.

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group, and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group.  Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million (2016: £4,845 million; 2015: £4,845 million) for shares repurchased and not cancelled and £350 million (2016: £208 million; 2015 £204 million) in respect of the cost of own shares held in employee share ownership trusts.

During 2014, 23 million shares were bought back at a cost of £795 million, excluding transaction costs of £5 million. The share buy-back programme was suspended from 30 July 2014. As at 31 December 2017, treasury shares include 6,750,597 (2016: 5,137,602; 2015: 5,356,084) of shares held in trust and 162,645,590 (2016: 162,645,590; 2015: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

58	BAT Annual Report and Form 20-F 2017

19 Capital and reserves – reconciliation of movement in total equity continued

Other movements in shareholders’ funds principally relate to the release of treasury shares as a result of the exercise of share options.

Called up share capital	Ordinary shares of 25p each Number of shares	£m

Allotted and fully paid

1 January 2017	2,027,019,508	506.75

Changes during the year

– share option schemes	213,144	0.05

– Issue of shares RAI acquisition	429,045,762	107.26

31 December 2017	2,456,278,414	614.06

Allotted and fully paid

1 January 2016	2,026,866,724	506.71

Changes during the year

– share option schemes	152,784	0.04

31 December 2016	2,027,019,508	506.75

Allotted and fully paid

1 January 2015	2,026,693,029	506.67

Changes during the year

– share option schemes	173,695	0.04

31 December 2015	2,026,866,724	506.71

(b) Information on the principal components of non-controlling interests is provided in note 29.

BAT Annual Report and Form 20-F 2017	59

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

Movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings

	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m

1 January 2017	(382)	4	39	179	573	413	(5,053)	8,384

Comprehensive income and expense

Profit for the year	-	-	-	-	-	-	-	37,533

Differences on exchange

– subsidiaries	(3,085)	-	-	-	-	(3,085)	-	-

– associates	(923)	-	-	-	-	(923)	-	-

Cash flow hedges

– net fair value losses	-	(263)	-	-	-	(263)	-	-

– reclassified and reported in profit for the year	-	109	-	-	-	109	-	-

– reclassified and reported in net assets	-	(16)	-	-	-	(16)	-	-

Available-for-sale investments

– net fair value losses in respect of subsidiaries	-	-	(27)	-	-	(27)	-	-

– net fair value gains in respect of associates net of tax	-	-	5	-	-	5	-	-

Net investment hedges

– net fair value gains	425	-	-	-	-	425	-	-

– differences on exchange on borrowings	(67)	-	-	-	-	(67)	-	-

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	-	34	-	-	-	34	-	-

Retirement benefit schemes

– net actuarial gains in respect of subsidiaries (note 12)	-	-	-	-	-	-	-	832

– surplus recognition and minimum funding obligations respect of subsidiaries (note 5)	-	-	-	-	-	-	-	(5)

– actuarial gains in respect of associates net of tax (note 5)	-	-	-	-	-	-	-	25

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	-	-	-	-	-	-	-	(171)

Other changes in equity

Employee share options

– value of employee services	-	-	-	-	-	-	-	105

Dividends and other appropriations

– ordinary shares (note 8)	-	-	-	-	-	-	-	(4,465)

Purchase of own shares

– held in employee share ownership trusts	-	-	-	-	-	-	(205)	-

Other movements	-	-	-	-	-	-	63	(60)

31 December 2017	(4,032)	(132)	17	179	573	(3,395)	(5,195)	42,178

60	BAT Annual Report and Form 20-F 2017

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings

	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m

1 January 2016	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803

Comprehensive income and expense

Profit for the year	-	-	-	-	-	-	-	4,648

Differences on exchange

– subsidiaries	1,218	-	-	-	-	1,218	-	-

– associates	1,425	-	-	-	-	1,425	-	-

Cash flow hedges

– net fair value gains	-	28	-	-	-	28	-	-

– reclassified and reported in profit for the year	-	38	-	-	-	38	-	-

– reclassified and reported in net assets	-	(12)	-	-	-	(12)	-	-

Available-for-sale investments

– net fair value losses in respect of associates net of tax	-	-	(10)	-	-	(10)	-	-

Net investment hedges

– net fair value losses	(837)	-	-	-	-	(837)	-	-

– differences on exchange on borrowings	(124)	-	-	-	-	(124)	-	-

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	(2)	(17)	-	-	-	(19)	-	-

Retirement benefit schemes

– net actuarial losses in respect of subsidiaries (note 12)	-	-	-	-	-	-	-	(231)

– actuarial gains in respect of associates net of tax (note 5)	-	-	-	-	-	-	-	20

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	-	-	-	-	-	-	-	36

Other changes in equity

Employee share options

– value of employee services	-	-	-	-	-	-	-	71

Dividends and other appropriations

– ordinary shares (note 8)	-	-	-	-	-	-	-	(2,910)

Purchase of own shares

– held in employee share ownership trusts	-	-	-	-	-	-	(64)	-

Non-controlling interests - acquisitions (note 24(c))	-	-	-	-	-	-	-	4

Other movements	-	-	-	-	-	-	60	(57)

31 December 2016	(382)	4	39	179	573	413	(5,053)	8,384

BAT Annual Report and Form 20-F 2017	61

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings

	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m

1 January 2015	(1,369)	75	44	179	573	(498)	(5,073)	6,651

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	4,290

Differences on exchange

– subsidiaries	(953)	–	–	–	–	(953)	–	–

– associates	336	–	–	–	–	336	–	–

Cash flow hedges

– net fair value losses	–	(98)	–	–	–	(98)	–	–

– reclassified and reported in profit for the year	–	14	–	–	–	14	–	–

– reclassified and reported in net assets	–	(45)	–	–	–	(45)	–	–

Available-for-sale investments

– net fair value gains in respect of subsidiaries	–	–	14	–	–	14	–	–

– reclassified and reported in profit for the year	–	–	(10)	–	–	(10)	–	–

– net fair values gains in respect of associates net of tax	–	–	1	–	–	1	–	–

Net investment hedges

– net fair value losses	(118)	–	–	–	–	(118)	–	–

– differences on exchange on borrowings	42	–	–	–	–	42	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss	–	21	–	–	–	21	–	–

Retirement benefit schemes

– net actuarial losses in respect of subsidiaries (note 12)	–	–	–	–	–	–	–	283

– actuarial losses in respect of associates net of tax (note 5)	–	–	–	–	–	–	–	3

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss	–	–	–	–	–	–	–	(23)

Other changes in equity

Employee share options

– value of employee services	–	–	–	–	–	–	–	50

Dividends and other appropriations

– ordinary shares (note 8)	–	–	–	–	–	–	–	(2,770)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	–	–	–	(46)	–

Non-controlling interests - acquisitions (note 24(c))	–	–	–	–	–	–	–	(1,642)

Other movements	–	–	–	–	–	–	70	(39)

31 December 2015	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803

The translation reserve is explained in the accounting policy on foreign currencies in note 1. The hedging reserve and the available-for-sale reserve are explained in the accounting policy on financial instruments in note 1. The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

Of the amounts released from the hedging reserve during the year, a gain of £52 million (2016: £142 million loss; 2015: £50 million loss) and a loss of £27 million (2016: £2 million loss; 2015: £22 million gain) were reported within revenue and raw materials and consumables respectively, together with a gain of £4 million (2016: £6 million loss; 2015: £8 million loss) reported in other operating expenses, £nil million (2016: £9 million gain; 2015: £nil million) reported in other operating income and a gain of £80 million (2016: £93 million gain; 2015: £18 million gain) reported within net finance costs.

In 2017, included within the £923 million of differences on exchange in respect of associates is debit of £545 million in respect of foreign exchange recycled from reserves as a result of the divestment of the RAI associate. This has been reported in the Group’s share of post-tax results of associates and joint ventures.

62	BAT Annual Report and Form 20-F 2017

19 Capital and reserves – reconciliation of movement in total equity continued

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

The tax attributable to components of other comprehensive income is as follows:

	2017 £m	2016 £m	2015 £m

Translation reserve

Net investment hedges

– net fair value gains/(losses)	–	(2)	–

	–	(2)	–

Hedging reserve

Cash flow hedges

– net fair value losses/(gains)	34	(11)	38

– reclassified and reported in profit for the year	–	(6)	(17)

	34	(17)	21

Retained earnings

– actuarial (gains)/losses in respect of subsidiaries	(171)	36	(23)

	(171)	36	(23)
Owners of the parent	(137)	17	(2)

Non-controlling interests	–	–	–

Total tax recognised in other comprehensive income for the year (note 6(f))	(137)	17	(2)

BAT Annual Report and Form 20-F 2017	63

Notes on the Accounts continued

20 Borrowings

	Currency	Maturity dates	Interest rates	2017 £m	2016 £m

Eurobonds	Euro	2019 to 2045	0.4% to 4.9%	8,585	7,704

	Euro	2018 to 2021	3m EURIBOR +50bps	1,326	341

	UK sterling	2019 to 2055	1.8% to 7.3%	4,680	4,241

	US dollar	2019	1.6%	482	527

	Swiss franc	2021 to 2026	0.6% to 1.4%	498	526

Bonds issued pursuant to Rules under the US Securities Act (as amended)	US dollar	2018 to 2047	1.9% to 8.1%	25,545	4,472

	US dollar	2018 to 2022	USD 3m LIBOR + 51bps to 88bps	1,665	405

Bonds and notes				42,781	18,216

Commercial paper				1,200	254

Other loans				4,466	110

Bank loans				512	336

Bank overdrafts				469	553

Finance leases				22	26

				49,450	19,495

64	BAT Annual Report and Form 20-F 2017

20 Borrowings continued

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 19 and 38 basis points and EURIBOR plus a margin ranging between 10 and 24 basis points (2016: USD LIBOR plus a margin ranging between 22 and 77 basis points and EURIBOR plus a margin ranging between 20 and 29 basis points).

Current borrowings per the balance sheet include interest payable of £445 million at 31 December 2017 (2016: £229 million). Included within borrowings are £6,690 million (2016: £7,157 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £208 million (2016: £295 million) in the table above.

The fair value of borrowings is estimated to be £50,449 million (2016: £20,592 million). £43,780 million (2016: £19,126 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy. £6,669 million (2016: £1,466 million) has been calculated based on discounted cash flow analysis and is within level 2 of the fair value hierarchy.

The amounts secured on Group assets as at 31 December 2017 is £159 million (2016: £26 million), including finance leases of £20 million (2016: £26 million) and amounts secured on certain inventory of the Group (see note 17).

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2017 £m	2016 £m	2017 £m	2016 £m

Within one year	5,423	3,007	6,381	3,587

Between one and two years	2,344	1,391	3,609	1,870

Between two and three years	7,011	1,756	8,141	2,220

Between three and four years	2,913	1,577	4,034	1,961

Between four and five years	6,857	1,925	7,836	2,292

Beyond five years	24,902	9,839	34,842	12,560

	49,450	19,495	64,843	24,490

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Canadian dollar £m	Other currencies £m	Total £m

31 December 2017

Total borrowings	32,580	4,789	450	10,837	-	794	49,450

Effect of derivative financial instruments

– cross-currency swaps	3,903	16	(450)	(3,613)	-	(243)	(387)

– forward foreign currency contracts	(1,142)	922	-	(388)	215	388	(5)

	35,341	5,727	-	6,836	215	939	49,058

31 December 2016

Total borrowings	5,088	5,524	-	8,066	-	817	19,495

Effect of derivative financial instruments

– cross-currency swaps	1,866	18	-	(1,895)	-	(255)	(266)

– forward foreign currency contracts	(770)	524	-	(547)	220	497	(76)

	6,184	6,066	-	5,624	220	1,059	19,153

BAT Annual Report and Form 20-F 2017	65

Notes on the Accounts continued

20 Borrowings continued

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m

31 December 2017

Total borrowings	12,516	2,325	4,321	1,941	4,332	24,015	49,450

Effect of derivative financial instruments

– interest rate swaps	2,995	–	(554)	(533)	(222)	(1,686)	–

– cross-currency swaps	1,287	(17)	–	(775)	–	(882)	(387)

	16,798	2,308	3,767	633	4,110	21,447	49,063

31 December 2016

Total borrowings	3,753	624	1,756	1,576	1,925	9,861	19,495

Effect of derivative financial instruments

– interest rate swaps	2,241	(202)	(250)	(1,119)	(755)	85	–

– cross-currency swaps	1,884	–	–	(17)	–	(2,133)	(266)

	7,878	422	1,506	440	1,170	7,813	19,229

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis are payable as follows:

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis with £10 million (2016: £10 million) repayable within one year and £12 million (2016: £16 million) repayable between one and five years.  There is no material difference between the repayable principal and the total gross cash flows shown above.

The Group’s undrawn committed borrowing facilities (see note 23) total £5,400 million (2016: £3,212 million) with £2,400 million (2016: £nil) maturing within one year and with £3,000 million expiring between three and four years (2016: £3,000 million expiring between four and five years).

The Group defines net debt as follows:

	2017 £m	2016 £m

Borrowings*	49,450	19,495

Derivatives in respect of net debt:

– assets (note 16)	(640)	(809)

– liabilities (note 16)	117	300

Cash and cash equivalents (note 18)	(3,291)	(2,204)

Current available-for-sale investments (note 15)	(65)	(15)

	45,571	16,767

*Borrowings as at 31 December 2017 include £947 million in respect of the purchase price adjustments relating to the acquisition of Reynolds.

66	BAT Annual Report and Form 20-F 2017

20 Borrowings continued

The movements in net debt are presented below:

					2017 £m

	Opening balance	Subsidiaries acquired	Cash flow	Foreign exchange, accrued interest and other	Closing balance

Borrowings	19,495	11,203	20,024	(1,272)	49,450

Derivatives in respect of net debt:

– assets (note 16)	(809)	–	106	63	(640)

– liabilities (note 16)	300	–	(380)	197	117

Cash and cash equivalents (note 18)	(2,204)	(1,288)	57	144	(3,291)

Current available-for-sale investments (note 15)	(15)	–	(44)	(6)	(65)

	16,767	9,915	19,763	(874)	45,571

				2016 £m

	Opening balance	Cash flow	Foreign exchange, accrued interest and other	Closing balance

Borrowings	17,001	(252)	2,746	19,495

Derivatives in respect of net debt:

– assets (note 16)	(373)	258	(694)	(809)

– liabilities (note 16)	164	(22)	158	300

Cash and cash equivalents (note 18)	(1,963)	157	(398)	(2,204)

Current available-for-sale investments (note 15)	(35)	22	(2)	(15)

	14,794	163	1,810	16,767

BAT Annual Report and Form 20-F 2017	67

Notes on the Accounts continued

21 Provisions for liabilities

	Restructuring of existing businesses £m	Employee related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2017	190	40	163	400	793

Differences on exchange	4	(3)	-	(22)	(21)

Subsidiaries acquired	-	-	-	42	42

Provided in respect of the year	172	15	-	95	282

Utilised during the year	(208)	(12)	(25)	(98)	(343)

31 December 2017	158	40	138	417	753

Analysed on the balance sheet as

– current	87	24	22	266	399

– non-current	71	16	116	151	354

	158	40	138	417	753

	Restructuring of existing businesses £m	Employee related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2016	89	38	160	282	569

Differences on exchange	15	8	-	46	69

Provided in respect of the year	120	14	20	150	304

Utilised during the year	(34)	(20)	(17)	(78)	(149)

31 December 2016	190	40	163	400	793

Analysed on the balance sheet as

– current	86	27	19	275	407

– non-current	104	13	144	125	386

	190	40	163	400	793

The restructuring provisions relate to the restructuring and integration costs incurred and reported as adjusting items in the income statement. The principal restructuring activities in 2017 and 2016 are as described in note 3(e). While some elements of the non-current provisions of £71 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 35% will unwind within five years.

Employee related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 22% of the non-current provisions of £16 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 28. This agreement led to payments of £18 million in 2017 (2016: £6 million). In addition, the Group incurred legal costs of £7 million (2016: £11 million), which were also charged against the provision. In light of the conclusion of the funding agreement, the sums that the Group agreed to pay thereunder, as well as the available information in relation to the extent of the clean-up related costs, the Group reviewed the Fox River provision and increased the provision by £20 million in 2016 owing to the significant devaluation of the GBP against the USD. It is expected that the non-current provision will unwind within five years.

68	BAT Annual Report and Form 20-F 2017

21 Provisions for liabilities continued

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 28.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £7 million (2016: £41 million) for restructuring of existing businesses, £5 million (2016: £2 million) for employee benefits and £49 million (2016: £61 million) for other provisions.

22 Trade and other payables

	2017 £m	2016 £m

Trade payables	2,298	1,281

Duty, excise and other taxes	3,577	4,573

Accrued charges and deferred income	1,746	1,140

FII GLO deferred income (note 6(b))	963	963

Social security and other taxation	50	21

Sundry payables	1,271	397

	9,905	8,375

Current	8,847	7,335

Non-current	1,058	1,040

	9,905	8,375

Accrued charges and deferred income include £8 million of deferred income (2016: £19 million) and £16 million (2016: £8 million) in respect of interest payable. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (see note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 27.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 5% in other currencies (2016: less than 5%).

23 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

The Group defines capital as net debt (see note 20) and equity (see note 19). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2017 is 3.3% (2016: 3.1%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group's balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

BAT Annual Report and Form 20-F 2017	69

Notes on the Accounts continued

23 Financial instruments and risk management continued

Liquidity risk

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and financial risks arising from underlying operations. All of these activities are carried out under defined policies, procedures and limits. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a rolling 12-month period. As at 31 December 2017, the average centrally managed debt maturity was 9.2 years (2016: 8.2 years) and the peak maturity of centrally managed debt maturing in a rolling 12-month period was 13.2% (2016: 18.1%).

In March and April 2017, the Group arranged short term bilateral facilities with core relationship banks for a total amount of approximately £1.6 billion. These facilities provided an alternative source of cost-effective short-term funding for the Group and all matured prior to year-end 2017. In June 2017, the Group repaid US$600 million and €1.25 billion bonds at maturity and in August 2017, the Group paid on maturity a US$500 million bond.

In July 2017, following the shareholder approvals of acquisition of RAI, the Group utilised its US$25 billion acquisition facility provided by a syndicate of relationship banks, comprising US$15 billion and US$5 billion bridge facilities with one and two year maturities respectively. In addition, the acquisition facility included two US$2.5 billion term loans with maturity in 2020 and 2022 respectively. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

Eight USD denominated bonds were issued pursuant to Rule 144A with registration rights totalling US$17.25 billion. The issue comprised of two bonds totalling US$3.25 billion maturing in August 2020, two bonds totalling US$3 billion maturing in August 2022, one US$2.5 billion maturing in August 2024, one US$3.5 billion bond maturing in August 2027, one US$2.5 billion bond maturing in August 2037 and one US$2.5 billion bond maturing in August 2047.

Four series of bonds were issued pursuant to the EMTN programme and comprised of a £450 million bond maturing in August 2025 and three euro denominated bonds totalling €3.1 billion, comprising of a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030.

Additionally, the Group replaced its existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a 364-day revolving credit facility of £3 billion (with a one-year extension and a one-year term out option), and a £3 billion revolving credit facility maturing in 2021. At 31 December 2017, £600 million was drawn down (2016: £nil million).

The Group has also increased the EMTN programme from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion, respectively, to accommodate the liquidity needs of the enlarged Group.

It is Group policy that sources of short-term funds (including issuance under the Group’s commercial paper programmes) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c. At 31 December 2017, £1,200 million commercial paper was outstanding (2016: £254 million).

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre to minimise the required long-term debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

70	BAT Annual Report and Form 20-F 2017

23 Financial instruments and risk management continued

The Group continues to target a solid investment-grade credit rating. In October 2016, following the proposed offer to acquire the remaining 57.8% of Reynolds American Inc. not already own by the Group, Moody’s placed the rating (A3) under review for downgrade. S&P also placed the credit rating (A-) on Credit Watch with negative implications. Following announcement of an agreement in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook respectively. The Group intends to follow disciplined deleveraging post completion of the transaction and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2017, cash and cash equivalents include £668 million invested in money market funds (2016: £193 million).

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none of them is expected to inhibit the Group’s operations or funding plans.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian Rupees. These exposures are kept under continuous review. The Group's policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group's underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2017, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 62% US dollar (2016: 31%),  14% euro (2016: 29%), 0% Canadian dollar (2016: 1%), 20% Sterling (2016: 28%), and 4% other currencies (2016: 11%).

The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:

(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and

(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £14 million lower (2016: £2 million higher; 2015: £3 million lower) and items recognised directly in other comprehensive income being £148 million higher (2016: £413 million higher; 2015: £326 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £4 million higher (2016: £4 million lower; 2015: £2 million higher) and items recognised directly in other comprehensive income being £148 million lower (2016: £505 million lower; 2015: £398 million lower).

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but does not include sensitivities in respect of exchange on non-financial assets or liabilities.

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

BAT Annual Report and Form 20-F 2017	71

Notes on the Accounts continued

23 Financial instruments and risk management continued

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2017 it is 7.8 times (2016: 12.2 times; 2015: 11.6 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term); market conditions and the strategy are reviewed by the Corporate Finance Committee on a regular basis. At 31 December 2017, the relevant ratios of floating to fixed rate borrowings were 25:75 (2016: 26:74 ) on a gross basis and 19:81 (2016: 15:85) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps, to vary the fixed and floating mix. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £108 million lower (2016: £37 million lower; 2015: £65 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £77 million higher (2016: £16 million higher; 2015: £40 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

Credit risk

The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.

Certain territories have bank guarantees, other guarantees or credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The maximum exposure under the arrangement would be £3 million (2016: £4 million). In addition, the Group has entered into short term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £96 million (2016: £105 million). In 2017, the Group entered into a guarantee arrangement to support a short term credit facility with a distributor. The maximum exposure under the arrangement would be £116 million.

Price risk

The Group is exposed to equity price risk on equity investments held by the Group, which are included in available-for-sale investments on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain highly effective.

72	BAT Annual Report and Form 20-F 2017

23 Financial instruments and risk management continued

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

Fair value hierarchy

The following table presents the Group's financial assets and liabilities that are measured at fair value in accordance with the IFRS 13 classification hierarchy:

	2017				2016

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets at fair value

Available-for-sale investments (note 15)	91	-	16	107	15	-	43	58

Derivatives relating to

– interest rate swaps (note 16)	-	166	-	166	-	252	-	252

– cross-currency swaps (note 16)	-	450	-	450	-	540	-	540

– forward foreign currency contracts (note 16)	-	202	-	202	-	179	-	179

Assets at fair value	91	818	16	925	15	971	43	1,029

Liabilities at fair value

Derivatives relating to

– interest rate swaps (note 16)	-	91	-	91	-	104	-	104

– cross-currency swaps (note 16)	-	-	-	-	-	174	-	174

– forward foreign currency contracts (note 16)	-	143	-	143	-	390	-	390

Liabilities at fair value	-	234	-	234	-	668	-	668

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

BAT Annual Report and Form 20-F 2017	73

Notes on the Accounts continued

23 Financial instruments and risk management continued

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group's rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2017			2016

	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m

Financial Assets

– Derivative Financial Instruments (note 16)	818	(211)	607	971	(502)	469

Financial Liabilities

– Derivative Financial Instruments (note 16)	(234)	211	(23)	(668)	502	(166)

	584	-	584	303	-	303

*	No financial instruments have been offset in the Group balance sheet.

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

The master netting arrangements determine the proceedings should either party default on their obligations.  In case of any event of default: the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

24 Business combinations, disposals and other changes in the Group

(a) Reynolds American Inc. (“RAI”)

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of Reynolds American Inc. not already owned by the Group for a consideration of £41.8 billion. RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares represented by BAT ADSs listed on the New York Stock Exchange.

Management anticipate that the acquisition of RAI and subsequent integration into the enlarged Group creates a stronger, truly global tobacco and Next Generation Products (“NGP”) entity benefiting from utilising the best talent from both organisations to deliver sustained long-term profit growth and returns. The enlarged Group will have a balanced presence in high growth emerging markets and high profitability developed markets, combined with direct access to the attractive US market, and a portfolio of strong, growing global brands, bringing together ownership of Newport, Kent and Pall Mall.

In accordance with IFRS 3, the step-acquisition of RAI has been accounted for as if the Group has contributed its previously held equity interest in RAI at fair value as part of the consideration for acquiring 100% of the net assets of RAI. The difference between the fair value and the carrying value of the previously held equity interest has been recognised as a gain in the income statement.

74	BAT Annual Report and Form 20-F 2017

24 Business combinations, disposals and other changes in the Group continued

The goodwill of £34,280 million on the acquisition of RAI, stated at the exchange rates ruling at the date of the transaction, arises as follows:

Fair value
£m
Intangible assets	75,482

Property, plant and equipment	1,039

Deferred tax assets	293

Trade and other receivables	145

Inventories	1,751

Income tax asset	200

Cash and cash equivalents	1,285

Borrowings	(11,197)

Retirement benefit liabilities	(1,339)

Deferred tax liabilities	(27,358)

Other provisions for liabilities and charges	(42)

Trade and other payables	(2,516)

Income tax liability	(108)

Net identifiable assets acquired	37,635

Goodwill	34,280

Total	71,915

Consideration paid to Reynolds shareholders (57.8%)	41,770
Value attributable to BAT shareholding (42.2%)	30,145
Total	71,915

The goodwill of £34,280 million on the acquisition of the business represents a strategic premium to enter the United States market as well as synergies and cost savings that are anticipated to be realised post-acquisition. Included in the fair value of consideration paid to Reynolds shareholders is £22,828 million of non-cash consideration of which £22,773 million arises from the issue of BAT ordinary shares (note 19).

Acquisition related costs of £130 million (2016: £11 million) have been expensed as part of other operating expenses within restructuring and integration costs (note 3(e)). In addition, the Group incurred £153 million of financing costs related to the acquisition (note 4(b)), and the Group’s share of costs net of tax incurred by Reynolds American as an associate was £33 million (note 5(a)).

In the period from 25 July 2017 to 31 December 2017 the acquired business contributed revenue of £4,211 million and a profit from operations of £1,448 million. If the acquisition had occurred on 1 January 2017, before accounting for anticipated synergies and restructuring benefits, it is currently estimated that Group revenue would have been £25,749 million and Group profit from operations would have been £8,576 million for the 12 months to 31 December 2017. These amounts have been estimated based on RAI’s US GAAP results for the period prior to acquisition, adjusted to reflect changes arising from differences in accounting policies and accounting bases, following the procedures outlined in Note 2, and are after charging £243 million for amortisation of acquired intangibles, £465 million in respect of the release of fair value uplifts on inventory and £125 million in respect of restructuring and integration costs.

(b) Other acquisitions and changes in the Group

During 2017, 2016 and 2015, the Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of “white” snus, for a purchase price of £31 million, of which £8 million is contingent on post-acquisition targets being met.  Goodwill of £8 million and brands and similar intangibles of £28 million were recognised.

On 5 April 2017, the Group acquired the business and certain assets of Must Have Limited (trading as ViP Electronic Cigarette (“ViP”)), a company in administration.  ViP is one the largest e-cigarette retailers in the UK with a large point of sale network. The assets acquired, including goodwill of £1 million, intellectual property and other intangibles of £9 million, and other assets, were purchased for a total consideration of £12 million.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD, from Bulgartabac Holding AD in Bulgaria. The assets acquired, including provisional goodwill of £22 million, brands and other intangibles of £95 million, and other assets, were purchased for a total consideration of £110 million, of which £28 million is contingent upon future performance in the market.

On 1 August 2017, the Group acquired certain tobacco assets, including a distribution company, Tobacco Press d.o.o. Mostar, from Fabrika Duhana Sarajevo d.d in Bosnia-Herzegovina. The assets acquired, including goodwill of £2 million, brands and other intangibles of £39 million, and other assets, were purchased for a total consideration of £39 million.

BAT Annual Report and Form 20-F 2017	75

Notes on the Accounts continued

24 Business combinations, disposals and other changes in the Group continued

On 20 April 2016, the Group completed the acquisition of 100% of Ten Motives Limited and 10 Motives Limited, a UK based e-cigarette business. The fair value of consideration payable was £56 million, of which £6 million is contingent on post-acquisition targets being met.  The fair values and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £33 million. Goodwill of £21 million arising on this transaction represents a strategic premium to increase the Group’s share of the UK non-tobacco market.

On 30 May 2015, the Group signed an agreement to acquire TDR and other tobacco and retail assets from Adris Grupa d.d. for a total enterprise value of €550 million. The transaction was completed on 30 September 2015. Part of the consideration is contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. At the end of 2015, part of the transaction was still subject to final agreement of adjustments for certain liabilities. This was concluded during 2016 with an adjustment of £12 million to net assets acquired and a corresponding reduction to goodwill.

On 22 September 2015, the Group announced the agreement to acquire 100% of the CHIC Group from private shareholders and the transaction concluded on 30 December 2015. The fair value of the consideration payable was £82 million, of which £30 million is contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016 and £13 million during 2017. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £45 million and the recognition of a deferred tax liability of £8 million. Goodwill of £40 million arising on this transaction represents a strategic premium to enter the non-tobacco market.

In addition, on 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million is contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this was £1 million in 2016 and £5 million in 2017. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £34 million. Goodwill of £7 million arising on this transaction represents a strategic premium to enter this market and acquire a manufacturing base in Sudan.

(c) Non-controlling interests

IPRESS d.o.o.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o.(see note 27).

Souza Cruz S.A.

On 16 October 2015, the Group announced that it had concluded the auction related to its public tender offer in Brazil to acquire up to all of the 24.7% of Souza Cruz shares not currently owned by the Group and to delist the company. As at 31 December 2015 the Group owned 99.1% of Souza Cruz. The cost of acquiring these shares up to end of December 2015 was £1,660 million. The compulsory acquisition of the remaining minority shares was approved on 5 February 2016, with Souza Cruz becoming a wholly-owned subsidiary as at that date. The cost of acquiring the remaining shares was £70 million.

BAT Chile Operaciones, S.A.

During 2015, the Group acquired a further 0.2% interest in BAT Chile Operaciones, S.A. at a cost of £1 million. This increased the Group's shareholding to 99%. A further 0.01% interest was acquired during 2017.

BAT Central America S.A.

During 2015, the Group acquired a further 9% interest in BAT Central America S.A. at a cost of £16 million. This increased the Group's shareholding to approximately 88%. This transaction is shown as a £14 million reduction to reserves attributable to the owners of the parent and a £2 million reduction in reserves attributable to non-controlling interests in note 19.

(d) Associates and joint ventures

Reynolds American Inc. (“RAI”)

On 12 June 2015 the Group invested US$4.7 billion (£3.0 billion) of cash into RAI to maintain its 42% equity position in the enlarged business, as part of RAI’s acquisition of Lorillard Inc.

(e) Other acquitistions

Twisp proprietary Limited

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette / nicotine vapour company.  Completion of the proposed acquisition is conditional upon South African anti-trust approval and other conditions, and is expected to complete by mid-2018.

76	BAT Annual Report and Form 20-F 2017

25 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of ten years. Payout is subject to performance conditions based on earnings per share (40% of grant (2016: 40%; 2015: 50%)), operating cash flow (20% of grant (2016: 20%; 2015: 0%)), total shareholder return (20% of grant (2016: 20%; 2015: 25%)) and net turnover (20% of grant (2016: 20%; 2015: 25%)).  Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIPs were granted in March of 2017 (2016: May; 2015: March).

Following the acquisition of RAI on 25 July 2017, underlying RAI shares for LTIPs were replaced with B.A.T American Depositary Shares “ADS”. LTIP for ADS’s are measured against the performance conditions of RAI at the maximum of 150% at the vesting date. Equity settled LTIPs were granted by RAI on 1 January 2017 with options exercisable after 3 years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity and cash-settled deferred shares are granted in March each year.

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously November until 2009 and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three year or five year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in 2017 (2016: £3,600; 2015: £3,000)) under the equity-settled scheme are subject to a three year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax free after a five year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2017		2016		2015

	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m

LTIP (note (a))	56	3	25	6	1	3

DSBS (note (b))	42	9	40	7	44	7

Other schemes	7	–	6	–	5	–

Total recognised in the income statement (note 3(a))	105	12	71	13	50	10

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2017 and 2016:

	2017		2016

	Vested £m	Unvested £m	Vested £m	Unvested £m

LTIP	0.3	9.1	1.1	8.9

DSBS	0.3	11.6	0.3	11.3

Total liability	0.6	20.7	1.4	20.2

BAT Annual Report and Form 20-F 2017	77

Notes on the Accounts continued

25 Share-based payments continued

(a) Long-Term incentive Plan

Details of the movements for the equity and cash-settled LTIP scheme during the years ended 31 December 2017 and 31 December 2016, were as follows:

	2017		2016

	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands

Outstanding at start of year	5,337	407	5,225	414

Granted during the period	1,690	152	1,772	139

Acquired from RAI	904	-	-	-

Exercised during the period	(746)	(65)	(262)	(77)

Forfeited during the period	(1,155)	(116)	(1,398)	(69)

Outstanding at end of year	6,030	378	5,337	407

Exercisable at end of year	653	7	148	23

6,030,000 outstanding shares for the year ended 31 December 2017 includes 891,677 shares which are related to RAI LTIP  from which 327,463 are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £51.95 (2016: £45.80; 2015: £35.39) for equity-settled and £52.08 (2016: £47.00; 2015: £35.52) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled RAI LTIP was £46.32.

The outstanding shares for the year ended 31 December 2017 had a weighted average remaining contractual life of 8.1 years (2016: 8.2 years; 2015: 8.2 years) for the equity-settled scheme, 2.17 years for RAI equity-settled scheme, and 8.3 years (2016: 7.9 years; 2015: 7.9 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity and cash-settled DSBS scheme during the years ended 31 December 2017 and 31 December 2016, were as follows:

	2017		2016

	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands

Outstanding at start of year	3,225	423	3,395	451

Granted during the period	1,079	136	1,316	148

Exercised during the period	(1,267)	(165)	(1,395)	(161)

Forfeited during the period	(75)	(12)	(91)	(15)

Outstanding at end of year	2,962	382	3,225	423

Exercisable at end of year	61	5	35	4

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £52.52 (2016: £42.26; 2015: £35.05) for equity-settled and £52.50 (2015: £41.97; 2015: £34.42) for cash-settled options.

The outstanding shares for the year ended 31 December 2017 had a weighted average remaining contractual life of 1.3 years (2016: 1.3 years; 2015: 1.2 years) for the equity-settled scheme and 1.2 years (2016: 1.2 years; 2015: 1.3 years) for the cash-settled scheme.

78	BAT Annual Report and Form 20-F 2017

25 Share-based payments continued

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2017		2016

	LTIP	DSBS	LTIP	DSBS

Expected volatility (%)	18	18	18	17

Average expected term to exercise (years)	3.5	3.0	3.5	3.0

Risk-free rate (%)	0.3	0.3	0.6	0.6

Expected dividend yield (%)	3.2	3.2	3.6	3.7

Share price at date of grant (£)	52.11	52.11	42.34	40.08

Fair value at grant date (£)	41.04	47.27	26.53	35.82

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2017	2016

	LTIP	LTIP

Average share price volatility FMCG comparator group (%)	19	19

Average correlation FMCG comparator group (%)	31	36

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.

In addition to these valuation assumptions, LTIP awards contain earnings per share performance conditions.  As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts' forecasts.

BAT Annual Report and Form 20-F 2017	79

26 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 91,402 (2016: 85,335).

	2017 Number	2016 Number

United States	2,168	-

Asia-Pacific	13,293	13,002

Americas	15,929	14,691

Western Europe	16,644	13,444

EEMEA	12,559	11,569

Subsidiary undertakings	60,593	52,706

Associates	30,809	32,629

	91,402	85,335

Included within the employee numbers for Western Europe are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.  The average number of employees in respect of RAI have been included in the associate employees up to the date of acquisition (see note 24), after which, they have been included in the United States region.

80	BAT Annual Report and Form 20-F 2017

27 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited are not included in these disclosures as it is a joint operation and the results are immaterial to the Group.

As explained in note 24, during the year the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table below.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £nil million (2016: £221 million; 2015: £145 million). The Group’s share of dividends from associates, included in other net income in the table below, was £688 million (2016: £1,024 million; 2015: £640 million).

	2017 £m	2016 £m	2015 £m

Transactions

– revenue	366	370	38

– purchases	(218)	(298)	(270)

– other net income	699	1,023	639

Amounts receivable at 31 December	40	270	190

Amounts payable at 31 December	(1)	(2)	(20)

On 17 December 2012, a wholly owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party, such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million were paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in BAT Chile Operaciones, S.A. The combined costs are less than a £1 million.

During 2016, the Group received proceeds of £23 million in respect of its participation in the share buy-back programme conducted by RAI. This programme ceased in the fourth quarter of 2016.

During 2016, the Group acquired the remaining 1% interest in Souza Cruz at a cost of £70 million. This transaction is shown as a £4 million increase in reserves attributable to the owners of the parent and a £4 million reduction in reserves attributable to non-controlling interests in note 19.

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

BAT Annual Report and Form 20-F 2017	81

Notes on the Accounts continued

27 Related party disclosures continued

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2017 £m	2016 £m	2015 £m

The total compensation for key management personnel, including Directors, was:

– salaries and other short-term employee benefits	24	18	20

– post-employment benefits	5	3	4

– share-based payments	16	12	11

	45	33	35

The following table shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total

	2017 £'000	2016 £'000	2015 £'000	2017 £'000	2016 £'000	2015 £'000	2017 £'000	2016 £'000	2015 £'000	2017 £'000	2016 £'000	2015 £'000

Salary; fees; benefits; incentives

– salary	2,122	2,057	2,042	–	–	–	-	-	-	2,122	2,057	2,042

– fees	–	–	–	660	645	642	1,042	1,051	1,138	1,702	1,696	1,780

– taxable benefits	385	335	259	129	106	85	195	122	153	709	563	497

– short-term incentives	4,689	4,622	3,940	–	–	–	-	–	–	4,689	4,622	3,940

– long-term incentives	10,192	4,483	647	–	–	–	-	–	–	10,192	4,483	647

Sub-total	17,388	11,497	6,888	789	751	727	1,237	1,173	1,291	19,414	13,421	8,906

Pension; other emoluments

– pension	612	634	936	–	–	–	–	–	–	612	634	936

– other emoluments	50	44	51	–	–	–	–	–	–	50	44	51

Sub-total	662	678	987	–	–	–	–	–	–	662	678	987

Total emoluments	18,050	12,175	7,875	789	751	727	1,237	1,173	1,291	20,076	14,099	9,893

82	BAT Annual Report and Form 20-F 2017

27 Related party disclosures continued

Aggregate gains on LTIP shares exercised in the year

	Award	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)

Nicandro Durante	28 Mar 2014	62,123	28 Mar 2017	52.11	3,237,230

Ben Stevens	28 Mar 2014	34,605	03 Apr 2017	52.92	1,831,297

LTIP - Value of awards 2014

	Shares	Price (£)[1]	Face Value (£)

Nicandro Durante	135,052	32.58	4,399,994

Ben Stevens	75,230	32.58	2,450,993

1	For information only as awards are made as 'nil cost options.

Sharesave - Aggregate Gains 2017

	Award Date	Shares	Date	Price (£)	Aggregate Gain (£)

Nicandro Durante	28 Mar 2012	591	16 Oct 2017	48.49	13,667

Sharesave - Value of award 2012

	Shares	Price (£)	Face Value (£)

Nicandro Durante	591	25.36	14,988

BAT Annual Report and Form 20-F 2017	83

Notes on the Accounts continued

28 Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.
2.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco products that are pending in a number of jurisdictions. These proceedings include claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

5.

The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, medical monitoring and violations of competition and antitrust laws.  The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys' fees, and injunctive and other equitable relief.

6.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of pounds.

7.

With the exception of the Engle progeny cases described below, the Group continues to win the majority of tobacco-related litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle progeny cases, continue to be dismissed at or before trial.  Based on their experience in tobacco-related litigation and the strength of the defences available to them in such litigation, the Group's companies believe that their successful defence of tobacco-related litigation in the past will continue in the future.

8.

Group companies generally do not settle claims.  However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to "offer of judgment" statutes and Filter Cases, as defined below.  An "offer of judgment," if rejected by the plaintiff, preserves the Group's right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations.  Other settlements by Group companies include the State Settlement Agreements (described below), the funding by various tobacco companies of a US$5.2 billion trust fund contemplated by the Master Settlement Agreement to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

9.

Although the Group believes that the Group's companies have valid bases for appeals of adverse verdicts in their pending cases and valid defences to all actions and intends to defend them vigorously, litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

US Litigation

10.

Group companies, notably R. J. Reynolds Tobacco Company ("RJRT") (individually and as successor by merger to Lorillard Tobacco Company ("Lorillard Tobacco")) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) ("B&W") as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

11.

On 30 July 2004, B&W completed the combination of the assets, liabilities and operations of its US tobacco business with RJRT, a wholly owned subsidiary of R.J. Reynolds Tobacco Holdings, Inc. (the "Business Combination").  As part of the Business Combination, B&W contributed to RJRT all of the assets and liabilities, including its tobacco-related litigation liabilities, of its US cigarette and tobacco business, subject to specified exceptions, in exchange for an approximately 42.2 per cent equity ownership interest in Reynolds American Inc. ("RAI"), which was formed as a new holding company for these combined businesses.

12.

As a result of the Business Combination, RJRT assumed all liabilities of B&W (except liabilities to the extent relating to businesses and assets not contributed by B&W to RJRT and other limited categories of liabilities) and contributed subsidiaries or otherwise to the extent related to B&W’s tobacco business as conducted in the United States on or prior to 30 July 2004. In addition, RJRT agreed to indemnify B&W and each of its affiliates (other than RAI and its subsidiaries) against, among other matters, certain losses (including those arising from Environmental Tobacco Smoke (“ETS”) claims), liabilities, damages, expenses, judgments and attorneys’ fees, to the extent relating to or arising from such assumed liabilities or the assets contributed by B&W to RJRT (the “RJRT Indemnification”).

13.

The scope of the RJRT Indemnification included certain expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W’s US tobacco business as conducted on or prior to 30 July 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after 30 July 2004.

14.

Effective 25 July 2017, the Company completed the acquisition of the approximately 57.8 per cent of RAI that the Company did not already own.  As a result of that acquisition, RJRT has become an indirect, wholly owned subsidiary of the Company. Given the completion of this acquisition, the RJRT Indemnification is therefore between members of the Group, and as such the Group no longer has the benefit from an indemnification by an external party.

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28 Contingent liabilities and financial commitments continued

15.	Certain terms and phrases used in this Note 28 may require some explanation.
a.

"Judgment" or "final judgment" refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties.  At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided.  In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

b.

"Damages" refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge.  "Compensatory damages" are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded "punitive damages."  Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond.  The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

c.

"Settlement" refers to certain types of cases in which cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.

16.

Prior to the Company’s acquisition of the approximately 57.8 per cent of RAI that the Company did not already own, the US Litigation section included significant cases where B&W and/or a UK-based Group company is named as a defendant and all cases where RJRT is named as a defendant as a successor to B&W.  Given the Company's completion of its acquisition of RAI, the US Litigation section now also includes discussion of significant cases in which RJRT (individually and as successor by merger to Lorillard Tobacco), its affiliates and B&W are defendants, in addition to those cases in which a UK-based Group company is named as a defendant.

17.

The total number of US tobacco product liability cases pending at 31 December 2017 involving RJRT, Lorillard Tobacco and/or B&W was approximately 5,688. (Of these, approximately 4,594 pending cases involved B&W, compared to approximately 4,925 in 2016). As at 31 December 2017, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2016:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2017.

18.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

19.

RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (“SFNTC”), R.J. Reynolds Vapor Company (“RJR Vapor”), RAI, Lorillard, other RAI affiliates and indemnitees, including but not limited to B&W (collectively, the "Reynolds Defendants"), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them.  The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

20.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 41 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2017 through 31 December 2018, for the Reynolds Defendants: nine individual smoking and health cases, 29 Filter Cases, and three other non-smoking and health cases. There are also approximately 126 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W set for trial through 31 December 2018. It is not known how many of these cases will actually be tried.

21.

Trial results. From 1 January 2015 through 31 December 2017, 111 individual smoking and health, Engle progeny, filter and health-care cost recovery cases in which the Reynolds Defendants were defendants were tried, including six trials for cases where mistrials were declared in the original proceedings.  Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 29 cases, tried in Florida (27), California (1) and New Jersey (1). There were also 22 mistrials in Florida.  Verdicts in favour of the plaintiffs were returned in 51 cases tried in Florida. Six cases in Florida were dismissed during trial. Two cases were continued during trial. In another case in Florida, the jury entered a partial verdict that did not include compensatory or punitive damages, and post-trial motions are pending.

(a) Medical Reimbursement Cases

22.	These civil actions seek to recover amounts spent by government entities and other third party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.
23.

At 31 December 2017, one US medical reimbursement suit (Crow Creek Sioux Tribe v American Tobacco Co.) was pending against RJRT, Lorillard Tobacco and B&W in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation program, funding of a corrective public education program, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice action

24.

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, Lorillard Tobacco, B&W, B.A.T Industries p.l.c. ("Industries") and Investments (United States v Philip Morris USA Inc.).  The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of Racketeer Influenced and Corrupt Organizations Act ("RICO"), including disgorgement of roughly US$280 billion in profits the government contended were earned as a consequence of a purported racketeering "enterprise" along with certain "corrective communications".  In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims.  In February 2005, the US Court of Appeals for the DC Circuit (the "DC Circuit"), ruled that disgorgement was not an available remedy.

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28 Contingent liabilities and financial commitments continued

25.

Industries was dismissed for lack of personal jurisdiction on 28 September 2000.  In addition, Investments was a defendant at the trial, but intervening changes in controlling law post-trial led to a 28 March 2011 court ruling that the court's Final Judgment and Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies being sought by the government.  As the government did not appeal the 28 March 2011 ruling, this means that Investments is no longer in the case and is not subject to any injunctive relief that the court is expected to order against the remaining defendants.  As the case continued as against RJRT and Lorillard Tobacco with respect to injunctive relief and related matters, the following is noted.

26.

The non-jury trial of the RICO portion of the claim began on 21 September 2004, and ended on 9 June 2005.  On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as "low tar," "light," "ultra light," "mild" and "natural". The district court also ordered the defendants to issue "corrective communications" on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants' ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court's order, and ordered certain defendants to reimburse the US Department of Justice its taxable costs incurred in connection with the case.

27.

Defendants, including RJRT, Lorillard Tobacco, B&W and Investments, appealed, and the US government cross-appealed to the DC Circuit.  On 22 May 2009, the DC Circuit affirmed the federal district court's RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W's business operations (including the extent of B&W's control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court "to reformulate" the injunction on the use of low-tar descriptors "to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects," and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated).  On 28 June 2010, the US Supreme Court denied the parties' petitions for further review.

28.

On 22 December 2010, the district court dismissed B&W from the litigation.  In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them.  After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, and on television, the companies' websites and cigarette packaging. The corrective communications commenced running regularly in major US newspapers and television networks on 26 November 2017, and will appear in newspapers for four months and on television for one year.  In light of the corrective communications implementation requirements, a US$20 million accrual was made for the estimated costs of the corrective communications (a portion of which has been utilised).

(b) Class Actions

29.

At 31 December 2017, RJRT, Lorillard Tobacco and B&W were named as a defendant in 7 separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted through smoking, and SFNTC was named in 17 separate cases where plaintiffs alleged that use of the words “natural,” “additive-free,” or “organic” in NATURAL AMERICAN SPIRIT advertising and promotional materials suggests that those cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs' damages.

“Lights” Cases

30.

Four of the class actions against RJRT, its affiliates and/or B&W allege that the use of the terms "lights" and "ultralights" constituted unfair and deceptive trade practices under state law or violates federal RICO laws. The classes in these cases generally seek to recover compensatory and punitive damages, injunctive and other forms of relief, and attorneys' fees and costs from RJRT and/or B&W. In general, the plaintiffs allege that RJRT or B&W made false and misleading claims that "lights" cigarettes were lower in tar and nicotine and/or were less hazardous or less mutagenic than other cigarettes. The cases typically are filed pursuant to state consumer protection and related statutes. Similar class action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations.

a.

Turner v R. J. Reynolds Tobacco Co. is a "lights" class action filed in February 2000 against RJRT in the Circuit Court, Madison County, Illinois.  In November 2001, the trial court certified a class of purchasers of RJRT "lights" cigarettes.  In November 2003, the case was stayed pending resolution of Price v Philip Morris, Inc., the seminal "lights" putative class action case filed in the same court and involving RJRT's competitor, Philip Morris.  In Price, the trial court in March 2003 entered judgment against Philip Morris in the amount of US$7.1 billion in compensatory damages and US$3 billion in punitive damages.  The Illinois Supreme Court reversed that judgment in December 2005, and after further appeals that court reaffirmed its decision in November 2015.  The US Supreme Court denied plaintiffs' petition to review the decision in June 2016, concluding the Price case.  The stay in Turner subsequently expired, and the court accordingly scheduled a series of status conferences, all of which were continued by agreement of the parties. The status conference scheduled for 29 March 2017 did not occur and has not been rescheduled.

b.

Howard v Brown & Williamson Tobacco Corp. is a "lights" class action filed in February 2000 against B&W in the Circuit Court, Madison County, Illinois. In December 2001, the trial court certified a class of purchasers of B&W "lights" cigarettes.  In June 2003, the trial judge issued an order staying all proceedings pending resolution of the Price case described above. In August 2005, an Illinois appellate court affirmed the trial court's stay order.    There is currently no activity in the case.

c.

Black v Brown & Williamson Tobacco Corp. is a "lights" class action filed in November 2000, which in 2008, the Circuit Court, City of St. Louis, Missouri stayed pending US Supreme Court review in Good v Altria Group, Inc. The case is brought by a putative class of purchasers of B&W "lights" cigarettes.  A status conference is scheduled for 4 June 2018.

d.

Collora v R. J. Reynolds Tobacco Co. is a "lights" class action filed in 2000 against RJRT in the Circuit Court, City of St. Louis, Missouri.  The trial court certified a class of purchasers of RJRT "lights" cigarettes in December 2003.  A status conference is scheduled for 4 June 2018.

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28 Contingent liabilities and financial commitments continued

31.

In the event RJRT, its affiliates or indemnitees lose one or more of the pending “lights” class-action suits, RJRT, depending upon the amount of any damages ordered, could face difficulties in its ability to pay the judgment or obtain any bond required to stay execution of the judgment which could have a material adverse effect on RJRT’s, and consequently RAI’s, results of operations, cash flows or financial position.

No Additive/Natural/Organic Claim Cases

32.

A total of 16 putative class actions have been filed in 9 US federal district courts against SFNTC, a subsidiary of RAI, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as "natural," "organic" and "100% additive-free" in the marketing, labelling, advertising, and promotion of SFNTC's Natural American Spirit brand cigarettes.  The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programs), interest, restitution, disgorgement, treble and punitive damages, and attorneys' fees and costs.  In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation ("JPML") consolidated these cases for pre-trial purposes before a federal court in New Mexico.  That court heard argument on defendants' motion to dismiss the current consolidated complaint on 9 June 2017.On 21 December 2017, the district court granted the motion in part, dismissing a number of claims with prejudice, and denied it in part. Plaintiffs' motion for class certification is due 19 July 2018.  A hearing on class certification is set for October 2018.

33.

On 7 November 2016, a public health advocacy organization filed a putative class action (Breathe DC v Santa Fe Natural Tobacco Co., Inc.) in Superior Court for the District of Columbia (Washington DC) against SFNTC, RAI and RJRT based on allegations relating to the labelling, advertising and promotional materials for SFNTC's Natural American Spirit brand cigarettes, which allegations are similar to the allegations in the actions consolidated for pre-trial purposes in the transferee court described immediately above. The complaint seeks injunctive and other non-monetary relief, but does not seek monetary damages. On 9 June 2017, the defendants moved to dismiss this action. A decision is pending.

Other Putative Class Actions

34.

Jones v American Tobacco Co., Inc. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri.  The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, Lorillard Tobacco and B&W, alleging that the plaintiffs' use of the defendants' tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

35.

Parsons v A C & S, Inc. is a case filed in February 1998 in the Circuit Court, Ohio County, West Virginia against various defendants, including RJRT and B&W, on behalf of a putative class of persons who allegedly have personal injury claims arising from their exposure to respirable asbestos fibres and cigarette smoke. The case is currently stayed pending final resolution of a motion brought by the plaintiffs, and because three defendants filed bankruptcy petitions.

36.

Young v American Tobacco Co., Inc. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various US cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers.  This putative ETS class action was brought on behalf of a putative class of Louisiana residents who , though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, seeks an unspecified amount of compensatory and punitive damages.  In March 2016, the court entered an order staying the case, including all discovery, pending the completion of the smoking cessation program ordered by the court in Scott v The American Tobacco Co.

Engle Class Action and Engle Progeny Cases (Florida)

37.

In July 1998, trial began in Engle v R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, Lorillard Tobacco and B&W. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, Lorillard Tobacco, B&W and the other defendants on common issues relating to the defendants' conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

38.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion in punitive damages, apportioned US$36.3 billion to RJRT, US$17.6 billion to B&W, and US$16.3 billion to Lorillard Tobacco.  The three class representatives in the Engle class action were awarded US$12.7 million in compensatory damages.

39.

This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. The court preserved certain of the jury's Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the market, breached duties of care, concealed health-related information and conspired.  Putative Engle class members were permitted to file individual lawsuits, deemed "Engle progeny cases," against the Engle defendants, within one year of the Supreme Court's decision (subsequently extended to 11 January 2008).

40.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. ("PM USA"), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million divided as follows: RJRT - US$42.5 million; PM USA - US$42.5 million; and Lorillard Tobacco - US$15 million. The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal; and 2 federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

41.

As at 31 December 2017, there were approximately 2,569 Engle progeny cases pending in which RJRT, Lorillard Tobacco and/or B&W have been named as defendants and served.  These cases include claims by or on behalf of 3,276 plaintiffs. (In addition, as of 31 December 2017, RJRT was aware of nine additional Engle progeny cases that have been filed but not served.) The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an "offer of judgment", from RJRT, Lorillard Tobacco and/or RJRT's affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT's and Lorillard Tobacco's right to recover attorneys' fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities.  Such offers are sometimes made through court-ordered mediations.

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28 Contingent liabilities and financial commitments continued

42.

One hundred and seven Engle progeny cases have been tried in Florida state and federal courts against RJRT, Lorillard Tobacco and/or B&W since the beginning of 2015 through 31 December 2017, and additional state court trials are scheduled for 2018. Since the beginning of 2015 through 31 December 2017, RJRT or Lorillard Tobacco has paid judgments in 20 Engle progeny cases. Those payments totalled US$173.5 million and included US$116.6 million for compensatory or punitive damages and US$56.9 million for attorneys' fees and statutory interest.

43.

In addition, accruals for damages and attorneys' fees and statutory interest for 13 cases (Starr-Blundell v R. J. Reynolds Tobacco Co., Monroe v R. J. Reynolds Tobacco Co., Lourie v R. J. Reynolds Tobacco Co., Lewis v R. J. Reynolds Tobacco Co., Block v R. J. Reynolds Tobacco Co., Turner v. R. J. Reynolds Tobacco Co., Schoeff v. R. J. Reynolds Tobacco Co., Ahrens v. R. J. Reynolds Tobacco Co., Evers v. R. J. Reynolds Tobacco Co., Ledoux v. R. J. Reynolds Tobacco Co., Mathis v. R. J. Reynolds Tobacco Co., Marchese v. R. J. Reynolds Tobacco Co., and Graham v. R. J. Reynolds Tobacco Co.) and an accrual for attorneys' fees and interest for one case, Ward v R. J. Reynolds Tobacco Co., were recorded in RAI's consolidated balance sheet  as of 31 December 2017. The following chart identifies the number of trials in Engle progeny cases as at 31 December 2017 and additional information about the adverse judgments entered:

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28 Contingent liabilities and financial commitments continued

Phase three trials/verdicts/judgments/appeals of individual Engle progeny cases 1 January 2015 to 31 December 2017:

Total number of trials	107

Number of trials resulting in plaintiffs’ verdicts	49

Total damages awarded in final judgments against RJRT	US$336,757,755

Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$159,170,680 (of overall US$336,757,755)

Amount of overall damages comprising ‘punitive damages’ (approximately)	US$177,587,075 (of overall US$336,757,755)

Number of adverse judgments appealed by RJRT	39*

Number of adverse judgments (not yet appealed), in which RJRT still has time to file an appeal	7

* Of the 39 adverse judgments appealed by RJRT:

a.

21 appeals remain undecided in the District Courts of Appeal, 1 additional case has a decision but has a rehearing motion pending so the opinion is not final, 1 case has a rehearing time pending so opinion is not final, there are 7 cases with petitions for review pending in the Florida Supreme Court and 0 cases with petitions for review pending in the U.S. Supreme Court; and

b.

9 were decided and/or closed. Of these 9 appeals, 5 were affirmed in favour of plaintiff (further appeal time remains pending in 1), 1 had the liability findings affirmed but was reversed for reinstatement of full compensatory damages amount (further appeal time remains pending), and 2 were reversed and the matter remanded to the trial court for a new trial on all issues (one has further appeal time running) and 1 was an appeal of the partial judgment which was subsequently dismissed.  RJRT has paid damages to plaintiffs in 3 cases that were not appealed that are now closed. The total damages awarded may vary depending on the outcome of pending appeals.

44.

By statute, Florida applies a US$200 million bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time.  Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed, though legislation was introduced in the Florida legislature in August 2017 and September 2017 that if enacted would eliminate the Engle progeny bond cap.

(c) Individual Cases

45.

As of 31 December 2017, 99 individual cases were pending in the United States against RJRT, Lorillard Tobacco and/or B&W. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys' fees and costs, and punitive damages. The category does not include the West Virginia personal injury cases (“West Virginia IPIC”) cases, Engle progeny cases, Broin II cases, and Filter Cases discussed below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

46.

The following chart identifies the number of individual cases pending as of 31 December 2017 as against the number pending as of 31 December 2016, along with the number of West Virginia IPIC cases, Engle progeny cases, Broin II cases, and Filter Cases, which are discussed below:

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28 Contingent liabilities and financial commitments continued

Case Type	US Case Numbers 31 December 2017	US Case Numbers 31 December 2016	Change in Number Increase / (Decrease)

Individual Smoking and Health Cases	99	132	(33)

West Virginia IPIC (Number of Plaintiffs)*	1	1	No Change

Engle Progeny Cases (Number of Plaintiffs)**	2,569 (3,276)	2,822 (3,645)	(253) (369)

Broin II Cases***	2,321	2,406	(85)

Filter Cases****	71	78	(8)

* The West Virginia IPIC cases are a series of roughly 1,200 cases, filed in West Virginia beginning in 1999, asserting claims against PM USA, Lorillard Tobacco, RJRT, B&W and The American Tobacco Company.  These cases were brought in consolidated proceedings in West Virginia alleging personal injuries, where the first phase of the trial began on 15 April 2013 and on 15 May 2013 the jury returned a verdict for defendants on all but one of plaintiffs' claims (the verdict was affirmed on appeal).  The one claim upon which plaintiffs prevailed was a limited failure to instruct claim covering a narrow window of time.  Only 30 plaintiffs qualified to pursue that narrow claim. In 2017, those 30 plaintiffs agreed to resolve their claims for $7,000 per case. That resolution is in the process of being documented.  In addition to the foregoing claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors (which have not been pursued in light of the result in the Phase I trial in defendants’ favour), as well as smokeless claims against various defendants including RJRT, Lorillard, American Snuff and B&W. 41 plaintiffs sought to pursue their smokeless claims in 2017. In Autumn 2017, the 41 smokeless plaintiffs agreed to dismiss their claims without prejudice with a right to refile within two years. The court is opposed to a voluntary dismissal without prejudice and seeks to either have a dismissal with prejudice or to go forward with the claims for any of the smokeless plaintiffs who want to go forward.  A hearing date has been set for 23 March 2018 to determine whether the plaintiffs are willing to dismiss with prejudice or whether they seek to proceed.

**The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed.  Please see earlier table in paragraph 43.

***Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, Lorillard Tobacco, B&W and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million in three annual US$100 million instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million for the plaintiffs' counsel's fees and expenses. RJRT's portion of these payments was approximately US$86 million; Lorillard Tobacco's was approximately US$57 million; and B&W's was approximately US$31 million. The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as "general causation." With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation,” individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007.

****Includes claims brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago.  Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material.  As of 31 December 2017, Lorillard Tobacco and/or Lorillard was a defendant in 71 filter cases. Since 1 January 2015, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$32.8 million in settlements to resolve 135 Filter Cases.

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28 Contingent liabilities and financial commitments continued

(d) State Settlement Agreements

47.

In November 1998, the major US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement ("MSA") with attorneys general representing 46 US states, the District of Columbia and certain US territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the "State Settlement Agreements").

48.

These State Settlement Agreements settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products.  In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

49.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements.  Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation.  RAI's operating subsidiaries' expenses and payments under the State Settlement Agreements for 2015, 2016, 2017 and the projected expenses and payments for 2018 onwards are set forth below (in millions of US dollars)*:

	2015	2016	2017	2018	2019 and thereafter

Settlement expenses	$2,403	$2,727	$2,856		–

Settlement cash payments	$2,166	$3,042	$4,612		–

Projected settlement expenses				$>3,000	$>3,000

Projected settlement cash payments				$>1,000	$>3,000

*Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

50.

The State Settlement Agreements have materially adversely affected RJRT's shipment volumes. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of RAI and RJRT in future periods.  The degree of the adverse impact will depend, among other things, on the rate of decline in US cigarette sales in the premium and value categories, RJRT's share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

51.

In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as "Participating Manufacturers" ("PMs"). Certain requirements, collectively referred to as the "Adjustment Requirements," must be satisfied before the Non-Participating Manufacturers ("NPM") Adjustment for a given year is available:  (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as "NPMs"); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

52.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a “Qualifying Statute” that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

53.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2016. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into a term sheet with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the term sheet.  NPM proceedings are ongoing and could result in the reduction of the companies’ MSA-related payments.

54.

On 18 January 2017, the State of Florida filed a motion to enjoin ITG as a defendant and to enforce the Florida State Settlement Agreement, which motion seeks payment under the Florida State Settlement Agreement of approximately US$45 million with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the Divestiture, referred to as the Acquired Brands.  The motion also claims future annual losses of approximately US$30 million absent the court's enforcement of the Florida State Settlement Agreement.  The State's motion sought, among other things, an order declaring that RJR Tobacco and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands.  In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJR Tobacco and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA.  On 27 January 2017, RJR Tobacco sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement.  The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

91	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

55.

After a three-day bench trial, the court entered an order holding that RJR Tobacco (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJR Tobacco remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands.  On 23 January 2018, RJR Tobacco filed a notice of appeal, and on 25 January 2018, RJR Tobacco filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court's ruling as to ITG.  These appeals remain pending.  On 26 January 2018, the State moved for recovery of its attorneys' fees and costs from RJR Tobacco.  The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018.  That motion is set for hearing on 8 March 2018.  In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor's interpretation of the court's order.  The adjusted invoices reflected amounts due to both the State of Florida and PM USA.  In total, the estimated additional amounts due were US$99.4 million (with US$83.5 million to the State of Florida and US$15.9 million to PM USA).  RJR Tobacco has advised the auditor that it disputes these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJR Tobacco's appeal of the court's order.

56.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against RAI and RJR Tobacco. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture.  ITG sought an injunction barring RAI and/or RJR Tobacco from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG's complaint and motion on 1 March 2017, the Delaware court entered a temporary restraining order that enjoined RAI and RJR Tobacco from "taking offensive action to assert claims against ITG Brands" in the Florida enforcement action, but the order does not prevent RJR Tobacco from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation.  On 24 March 2017, RAI and RJR Tobacco answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017.  Cross motions for partial judgment on the pleadings were filed focusing on whether ITG's obligation to use "reasonable best efforts" to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware court ruled in favour of RJR Tobacco, holding that ITG's obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. RJR Tobacco is considering its next steps.

92	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

(e) UK — Based Group Companies

57.	As at 31 December 2017, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff's death in 1997.

Product Liability Outside the United States

58.	As at 31 December 2017:
a.	active product liability claims against the Group’s companies existed in 15 markets outside the US. The only markets with more than five claims were Argentina, Brazil, Canada, Chile and Italy.
b.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea.
c.	class actions are being brought in Brazil, Canada, Italy and Venezuela.

(a) Medical reimbursement cases

Angola

59.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”).  The lawsuit seeks damages allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

60.

In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court and is currently at the evidentiary stage.

Brazil

61.

In August 2007, the São Paulo Public Prosecutor’s Office filed a medical reimbursement claim against Souza Cruz S.A. (“Souza Cruz”). A similar claim was lodged against Philip Morris Brasil Indústria e Comércio Ltda. On 4 October 2011, the Court dismissed the action against Souza Cruz, with a judgment on the merits. The plaintiffs’ appeal to the Court of Appeal failed by unanimous vote (3 to 0). The Public Prosecutor’s Office has since filed a Special Appeal to the Superior Court of Justice.

Canada

62.

Following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the Company, Investments, Industries, Carreras Rothmans Limited (collectively the "UK Companies") and Imperial Tobacco Canada Limited ("Imperial"), the Group's operating company in Canada, as well as RJRT and its affiliate R.J. Reynolds Tobacco International Inc. ("RJRTI") (collectively, the "RJR Companies").  Pursuant to the terms of the 1999 sale of RJRT's international tobacco business, RJRT has tendered the defence of these actions to Japan Tobacco Incorporated ("JTI"). Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.
63.

The ten cases are proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island ("PEI"). The enabling legislation is in force in all ten provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force. In Quebec, three Canadian manufacturers, including Imperial, challenged the enabling legislation. This challenge was dismissed.

1.

BAT Annual Report and Form 20-F 2017	93

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage
British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries RJR Companies Other former Rothmans Group companies All have been served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed, and document production and discoveries are ongoing. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion. No trial date has been set. The federal government is seeking CAD$5 million jointly from all the defendants in respect of costs.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. Damages have been calculated by the province in the range of CAD$25-$60 billion from 1954 to 2060. Following a motion to set a trial date, the court has ordered that trial commence on 4 November 2019.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. Imperial, the UK Companies and the RJR Companies have filed defences. The parties completed significant document production in summer of 2017 and discoveries are expected to commence in 2018. The province has stated its claim to be worth CAD$50 billion.  No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The case is under case management and Imperial, the UK Companies and the RJR Companies have filed defences. Damages have not been quantified by the province. No trial date has been set.
Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2012	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the matter will remain in abeyance for the time being, Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and document production is underway. Damages have not been quantified by the province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage and Imperial, the UK Companies and the RJR Companies have filed defences. The province has stated its claim to be worth CAD$10 billion. No trial date has been set.

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2005	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.

The case is at an early case management stage. Defences of Imperial, the UK Companies and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion. No trial date has been set.

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the next step will be document production, which the parties have deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the next step will be document production which the parties have deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

94	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

Nigeria

64.

British American Tobacco (Nigeria) Limited ("BAT Nigeria"), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (roughly £21.8 billion as at 31 December 2017) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

65.

The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another's duty to the public

66.

The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017 respectively, the Company's and Investments' jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

67.

In April 2014, Korea's National Health Insurance Service ("NHIS") filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing).  The NHIS is seeking damages of roughly 54 billion Korean Won (roughly £37.5 million as at 31 December 2017) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

(b) Class actions

Brazil

68.	There are currently two class actions being brought in Brazil. One is also a medical reimbursement claim (São Paulo Public Prosecutor’s Office), and is therefore discussed above.
69.

In 1995, the Associação de Defesa da Saúde do Fumante (“ADESF”) class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.
70.

On 12 November 2008, the São Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs' appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on 20 February 2017.  The plaintiffs filed an appeal of the rejection in the Superior Court of Justice on 15 March 2017.

Canada

71.	There are 11 class actions being brought in Canada against Group companies.
72.

Knight Class Action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

73.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a parallel cost order of CAD$5 million from Imperial. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay.  The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. The next anticipated steps include discovery related ones.

74.

Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Phillip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 118 to 119). The plaintiffs seek damages in the amount of CAD$50 million. Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The parties are currently in discussions as to next steps.

BAT Annual Report and Form 20-F 2017	95

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

75.

Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The Court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the Defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the Defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the Defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the Defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion, of which Imperial’s share is CAD$10.4 billion. An appeal of the judgment was filed on 26 June 2015. The Court also awarded provisional execution pending appeal of CAD$1,131 billion, of which Imperial’s share was approximately CAD$742 million. This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million, of which Imperial’s share is CAD$758 million, was paid in seven equal quarterly instalments (of just over CAD$108 million) between 31 December 2015 and 30 June 2017 – see note 14.  Imperial filed its Factum on Appeal on 11 December 2015 and the appeal was heard in November 2016. A decision is under reserve.

76.

Other Canadian Smoking and Health Class Actions: Seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian Provinces. In these cases, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a "special duty" to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability, and violations of various trade practices and competition statutes.  Pursuant to the terms of the 1999 sale of RJRT's international tobacco business, RJRT has tendered to JTI the defence of these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below). Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions

77.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the Company and Carreras Rothmans Limited have been released from the action, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing.  There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

78.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies.  The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have “smoked a minimum of 25,000 cigarettes.” The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions.  No certification motion hearing date has been set. The Plaintiffs were due to deliver certification motion materials by 31 January 2015, but have not yet done so.

79.

In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including UK Companies, Imperial and the RJR Companies. The claim is presently in abeyance.

Italy

80.

In or about June 2010, BAT Italia was served with a class action filed in the Civil Court of Rome by the consumer association, Codacons, and three class representatives. The plaintiffs primarily asserted addiction-related claims. The class action lawsuit was rejected at the first instance (Civil Court of Rome) and appellate (Rome Court of Appeal) court levels.  In July 2012, Codacons filed an appeal before the Italian Supreme Court.  At a hearing on 21 January 2015, the Public Prosecutor's Office agreed that the appeal should be rejected, and the Supreme Court reserved its decision. On 1 February 2017, the Supreme Court rejected Codacons' appeal. Codacons' deadline to file a motion for rehearing before the Supreme Court falls on or about 5 March 2018.

Venezuela

81.

In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. ("Cigarrera Bigott") and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled.  On 25 April 2017, Cigarrera Bigott requested the Court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual personal injury claims

82.

As at 31 December 2017, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (69), Italy (24), Chile (7), Canada (7), Argentina (6) and Ireland (2).  There were a further five jurisdictions with one active case only.

96	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

Non-Tobacco Related Litigation

Reynolds American, Inc. / Lorillard, Inc. Shareholder Litigation

83.

On 15 July 2014, RAI announced that it had entered into a definitive merger agreement with Lorillard, Inc. ("Lorillard"), whereby RAI would acquire Lorillard in exchange for a combination of cash and RAI stock (the "Lorillard Transaction").  As part of this transaction, the Company executed a Share Purchase Agreement to acquire a sufficient number of RAI's shares to maintain its approximately 42.2 per cent equity stake in RAI after the merger.

84.

On 8 August 2014, , the Company was named as a defendant in an action in state court in North Carolina (Corwin v British American Tobacco PLC) stemming from the announcement of the Lorillard Transaction.  The action was brought on behalf of a putative class of RAI's shareholders alleging that the Company is a controlling shareholder of RAI and breached its fiduciary duty to the other RAI's shareholders in connection with the Lorillard Transaction.  RAI and the members of the RAI board of directors were also named as defendants

85.

RAI believed that the Corwin action was without merit. However, to eliminate certain burdens, expenses and uncertainties, on 17 January 2015, RAI and the director defendants in Corwin entered into the North Carolina Memorandum of Understanding regarding the settlement of the disclosure claims asserted in that lawsuit. The North Carolina Memorandum of Understanding outlines the terms of the parties' agreement in principle to settle and release the disclosure claims which were or could have been asserted in Corwin. In consideration of the partial settlement and release, RAI agreed to make certain supplemental disclosures to the Joint Proxy Statement/Prospectus, which it did on 20 January 2015. On 17 February 2016, the trial court approved the partial settlement, including the plaintiff's unopposed request for US$415,000 in attorneys' fees and costs. The partial settlement did not affect the consideration paid to Lorillard shareholders in connection with the Lorillard Merger.

86.

On 4 August 2015, the trial court granted the defendants' motions to dismiss all of the remaining non-disclosure claims. On 28 August 2015, the court dismissed all claims against the Company. Among other things, the court found that the plaintiff had not properly alleged that the Company was a controlling shareholder of RAI and therefore that the Company did not owe a fiduciary duty to RAI's other shareholders. The plaintiff appealed. On 20 December 2016, the North Carolina Court of Appeals affirmed the trial court's dismissal of the claims against RAI and RAI's board of directors on the grounds that the plaintiff could not state a direct claim against RAI's Board of Directors for breach of fiduciary duties. That court reversed the trial court's judgment with respect to the claims against the Company, finding the allegations that the Company was a controlling shareholder and breached its fiduciary duty to be sufficient to warrant further proceedings for the plaintiff to attempt to prove those allegations with evidence.  On 4 January 2017, the Company moved to have the North Carolina Court of Appeals rehear the case en banc, and that motion was denied on 2 February 2017. On 17 February 2017, the Company filed a petition for discretionary review with the North Carolina Supreme Court, which the plaintiff opposed on 27 February 2017. On 9 June 2017, the North Carolina Supreme Court allowed the Company's petition for discretionary review. Briefing in the North Carolina Supreme Court concluded on 23 August 2017, and oral argument was held on 9 January 2018.

BAT / Reynolds American Inc. Shareholder Litigation

87.

Following the Company's acquisition of the remaining 57.8 per cent of RAI in July 2017, pursuant to North Carolina law, under which RAI was incorporated, a number of RAI stockholders dissented and asserted their rights to a judicial appraisal of the value of their RAI stock.  On 29 November

2017, RAI filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting stockholders, comprised of three groups of affiliated entities.  The complaint asks the court to determine the fair value of the dissenting stockholders' shares in RAI and any accrued interest. An initial case management conference is set for 9 March 2018.

Fontem Patent Litigation

88.

On 4 April 2016, a case was filed in federal court in California, Fontem Ventures B.V. and Fontem Holdings 1 B.V. v R. J. Reynolds Vapor Company, which alleges that VUSE products infringe four patents owned by Fontem purportedly directed to e-cigarettes. On 3 May 2016, Fontem filed a second complaint asserting that the VUSE products infringe two additional Fontem patents purportedly directed to e-cigarettes. On 22 June 2016, Fontem filed a third complaint asserting that the VUSE products infringe one additional Fontem patent purportedly directed to e-cigarettes. RJR Vapor filed an answer in the first case on 27 June 2016, and an amended answer on 25 July 2016. RJR Vapor also filed answers in the second and third cases on 25 July 2016. On 29 June 2016, RJR Vapor filed a motion to transfer the three cases to the Middle District of North Carolina, which was granted on 8 August 2016. On 14 December 2016, the transferred cases were consolidated with lead case Fontem Ventures B.V. and Fontem Holdings 1 B.V. v R. J. Reynolds Vapor Company, 16-cv-1255 (M.D.N.C.).   On 1 March 2017, Fontem filed a fourth complaint in the Middle District of North Carolina asserting that the VUSE products infringe eight additional Fontem patents.  RJR Vapor filed an answer to the fourth complaint on 24 April 2017. On 14 April 2017, Fontem filed a motion to amend the consolidated three prior actions to add certain Reynolds Companies as additional defendants, which was denied as moot on 30 May 2017, due to an agreed stipulation where the additional Reynolds entities agreed to be bound by any judgment and to provide discovery as if they were named parties.  On 9 May 2017, the fourth action was also consolidated with the lead case.  In the district court litigation, the parties are currently engaged in claim construction proceedings and fact discovery. Also, to date, RJR Vapor has filed 17 petitions for inter partes review against seven of the 15 asserted patents. Four of the petitions have been granted and 13 have been denied. The U.S. Patent Office has issued final written decisions (“FWD”) in two of the granted IPRs.  In one FWD, the Patent Office held all challenged claims unpatentable.  In the other, the Patent Office held that RJR Vapor failed to show that the challenged claims are unpatentable.  RJR Vapor filed a notice of appeal on 19 February 2018.

BAT Annual Report and Form 20-F 2017	97

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

Fox River

Background to environmental liabilities arising out of contamination of the Fox River

89.

In Wisconsin, the authorities have identified potentially responsible parties ("PRPs") to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls ("PCBs") from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation ("NCR").

90.

In NCR's Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million. This estimate is subject to uncertainties and does not include natural resource damages ("NRDs").  Total NRDs may range from US$0 to US$246 million.

91.

Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc. ("Appvion") (a former Group subsidiary) in relation to those arrangements which was ultimately settled.  US authorities have never identified Industries as a PRP.

92.

There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations.  The US Government also brought enforcement proceedings against NCR and Appvion to ensure compliance with regulatory orders made in relation to the Fox River clean-up. This litigation has been settled through agreements with other PRPs and a form of settlement known as a Consent Decree with the US Government

93.	The principal terms of the Consent Decree, in summary, are as follows:
a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.
b.

The US Government enforcement proceedings will be settled, with NCR having no liability to meet the US Government's claim for costs it has incurred in relation to the clean-up to date and only a secondary responsibility to meet certain future costs.  NCR will have no liability to the US Government for NRDs

c.

NCR will cease to pursue its contribution claims against the other PRPs and in return will receive contribution protection which means that the other PRPs will not be able to pursue their contribution claims against NCR.  NCR will, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.

Appvion will also cease to pursue its claims against the other PRPs to recover monies that it has spent on the clean-up and in return will receive contribution protection. Appvion will, however, have the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

94.

The Consent Decree was approved by the District Court in Wisconsin on 23 August 2017. The US Government enforcement action against NCR was terminated as a result of that order. The PRPs’ claims for contribution against NCR were dismissed by order of the District Court in Wisconsin given on 11 October 2017.

95.

On 20 October 2017 P.H. Glatfelter filed an appeal against the approval of the Consent Decree in the U.S. Court of Appeals for the Seventh Circuit. The U.S. Court of Appeals for the Seventh Circuit has ordered that written appeal briefs be filed by the parties by 19 March 2018. Any oral argument will follow later in 2018. The date of any ruling on the appeal is currently unknown.

98	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River

96.

NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60 per cent of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs' contribution claims.

97.

Until May 2012, Appvion and Windward (another former Group subsidiary) paid the 60 per cent share of the clean-up costs and Industries was never required to contribute.  Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60 per cent share.

98.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the "English Indemnity Proceedings") pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

99.

On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC ("BTI") (a wholly owned subsidiary of Industries).  Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion's indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up.  Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50 per cent of the ongoing clean-up related costs of the Fox River (rather than the 60 per cent referenced above; this remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50 per cent of costs that Industries has paid under the Funding Agreement to date). In addition Windward has contributed US$10 million of funding and Appvion has contributed US$25 million for Fox River and agreed to contribute US$25 million for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

100.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the "Windward Dividend Claim"). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million in 2008 and €135 million in 2009 (the "Dividend Payments") and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward's creditors (including Industries) (the "BAT section 423 Claim").

101.

A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016.  Judgment was handed down by the High Court on 11 July 2016. The Court held that the 2009 Dividend Payment of €135 million was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries' interests. It therefore contravened Section 423 of the Insolvency Act. The Court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge's findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge's findings in relation to the BAT section 423 Claim.

102.

On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties' applications for permission to appeal. Judgment was handed down on 10 February 2017.   In respect of relief, the Court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest (which equates to around US$185 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around US$138.4 million and further payments going forward as and when Industries makes payments in respect of clean-up costs.  In respect of appeals, the Court granted BTI and Sequana permission to appeal.  The appeal hearing is expected to take place during June 2018. The Court also granted Sequana a stay in respect of the above payments. The stay was lifted in May 2017.

103.

In February 2017 Sequana entered into a process in France seeking court protection (the "Sauvegarde"). Sequana exited the Sauvegarde in June 2017. To date, Industries has not received any payments from Sequana

104.

BTI has brought claims against certain of Windward's former advisers, including Windward's auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (which claims were also assigned to BTI under the Funding Agreement).  Those claims were subject to a consensual stay which BAT has terminated. PwC has indicated that it will be seeking a further stay.

105.

The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation.  In 2017, Industries paid £6 million in respect of clean-up costs and is potentially liable for a further £159 million in future clean-up costs. Industries has a provision of £163 million which represents the current best estimate of its exposure – see note 21.

Kalamazoo

106.

Industries is aware that NCR is also being pursued by Georgia-Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

107.	Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because:
a.	a predecessor to NCR’s Appleton Papers Division sold “broke” containing PCBs to Georgia-Pacific or others for recycling;
b.	NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or

BAT Annual Report and Form 20-F 2017	99

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

c.

NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.

108.

A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR's knowledge of the hazards of PCBs from at least 1969. NCR will have the ability to appeal the ruling once a final judgment has been entered or it has been otherwise certified for appeal.

109.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015. The parties are currently waiting for the Court to hand down its judgment. The court may or may not also rule on the allocation of future costs.  Industries anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million for "Future Sites" under the Funding Agreement. As described above Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.  The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain) and/or Industries 60 per cent of any Kalamazoo clean-up costs for which it is found liable on the basis, it would be asserted, that the river constitutes a "Future Site" for the purposes of the Settlement Agreement. Industries has defences to any such claim by NCR.   The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion's cap).  The quantum of the clean-up costs for the Kalamazoo River is presently unclear (as is the extent of NCR's liability in respect of such costs), but could run into the hundreds of millions of dollars. A witness on behalf of Georgia-Pacific testified in the trial concerning apportionment of liability that the cost of performing future remediation in Operable Unit 5 of the Kalamazoo River was in the order of US $670 million. Operable Unit 5 is the Kalamazoo River itself, as distinct from the other Operable Units which are landfills or other facilities adjoining the Kalamazoo River. Remediation of these other operable Units has largely been completed except for monitoring.

110.

As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.

Other environmental matters

111.

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Criminal investigations

112.

As previously reported by the Company, it has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The company is cooperating with the SFO’s investigation.

113.

The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

100	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

Closed litigation matters

114.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 28 to the Company's 2016 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Ratcliff	US (Seattle, Washington)	Company	Product liability asbestos matter	Dismissed as to the Company effective 30 May 2017
Khosravi	England	Company, B.A.T (U.K and Export), B.A.T. Pars Company	Alleged wrongdoing by former distributor	Claim dismissed at first instance and permission to appeal refused.
Georgian Competition Claim	Georgia	British American Tobacco Georgia	Alleged breach of local tobacco control and competition laws	Court of Appeal overturned the negative judgment and permission to appeal to the Supreme Court was refused.

General Litigation Conclusion

115.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group's companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

116.

An adverse judgment was entered against one Group company, Imperial, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the Group's companies in any case, all avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group's results of operations or cash flows in particular quarterly or annual periods could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

117.

Having regard to all these matters, with the exception of Fox River and certain Engle progeny cases identified above, and the US Department of Justice litigation, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group's financial condition. If the facts and circumstances change, then there could be material impact on the financial statements of the Group.

Other contingencies

118.

JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. ("RJR") and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against:  (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR's or RJRT's employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

119.

As described above, RJRT has received claims for indemnification from JTI, and several of these have been resolved.  Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation.  RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

120.

ITG Indemnity.  In the purchase agreement relating to the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of RAI and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly owned subsidiary of Imperial Brands plc (the "Divestiture"), RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands.  In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of "blu" brand e-cigarettes.  ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015.

BAT Annual Report and Form 20-F 2017	101

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

121.

Loews Indemnity. In 2008, Loews Corporation ("Loews"), entered into an agreement with Lorillard, Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the "Separation Agreement".  In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys' fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews' ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims).  Loews is a defendant in three pending product liability actions, each of which is a putative class action.  Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases.  Following the closing of the Lorillard merger, RJRT assumed Lorillard's obligations under the Separation Agreement as was required under the Separation Agreement.

122.

SFRTI Indemnity.  In connection with the 13 January 2016 sale by RAI of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH ("SFRTI") and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV ("JTI Holding"), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free.

123.

Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, Santa Fe, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products.  Additionally, Santa Fe has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of Santa Fe's products.  The cost has been, and is expected to be, insignificant.  RJRT, Santa Fe, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

124.	Except as otherwise noted above, RAI is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.
125.

Investments Indemnity. Investments has agreed to indemnify its supplier of crushable capsules in respect of liabilities (including damages and legal costs) that it may incur as a result of pending legal proceedings brought against its supplier regarding alleged patent infringement. Damages are currently being sought in the region of £40 million. The extent of Investments’ liability under the indemnity will depend upon the final outcome of those proceedings.

102	BAT Annual Report and Form 20-F 2017

28 Contingent liabilities and financial commitments continued

Tax Disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

The following matters may proceed to litigation:

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax.  The reassessments are for the years 2004 until and including 2012 for a total amount of R$ 1,436 million (£320 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments.  Regarding the first assessments (2004-2006) Souza Cruz appeal was rejected in 2013 although the written judgement of that tribunal was received in 2016. Souza Cruz have appealed the decision.  The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed.  In 2015 a further reassessment for the same period (2007 and 2008) was raised after the 5 year statute of limitation.  This has been appealed to the administrative level special chamber.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full.  In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

South Africa

In 2011 the South African Revenue Service (SARS) challenged the debt financing of British American Tobacco South Africa (BATSA) and reassessed the years 2006 to 2008.  BATSA has objected to and appealed this reassessment. In 2014, SARS also reassessed the years 2009 and 2010. In 2015, BATSA has filed formal Notices of Appeal and detailed objection letters against the 2009 and 2010 assessments and has reserved its right to challenge the constitutionality of the assessment at a later date.  In 2016, SARS has filed a Statement of Grounds of Assessment and BATSA is filed its Statement of Grounds of Appeal in early 2017. BATSA is currently waiting to receive SARS’ response to the Statement of Grounds of Appeal and its notice of discovery.  Across the period from 2006 to 2010 the reassessments are for R2.01 billion (£120 million) covering both tax and interest.

Netherlands

The Dutch tax authority has issued assessments for the years 2004 and 2005, and 2008 through to 2013 in the sum of EUR199 million (£177 million) to cover tax, interest and penalties. The assessments relate to a number of intra-group transactions. On the same issues, for periods through to 2016 an additional aggregate sum of EUR64 million (£57 million) covering tax, interest and penalties is expected to be assessed. Further challenges relating to other intra-group transactions arising in the 2016 year could potentially also be assessed by the Dutch Tax authority.

The Group believes that the Group’s companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary.  The Group does not consider it appropriate to make provision for these amounts assessed nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

VAT and Duty Disputes

Bangladesh

The operating company is in receipt of a retrospective notice of imposition and realisation of VAT and supplementary duty on low price category brands from the National Board of Revenue (NBR) for approximately £160 million. The company is alleged to have evaded tax by selling the products in the low price segments rather than the mid-tier price segments. Management believe that the claims are unfounded. On 13 November 2017, the appeal was admitted and the appeal hearing is scheduled for 13 February 2018.

BAT Annual Report and Form 20-F 2017	103

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

Operating leases

Total future minimum lease payments under non-cancellable operating leases comprise leases where payments fall due:

	2017 £m	2016 £m

Property

Within one year	75	45

Between one and five years	183	104

Beyond five years	117	50

	375	199

Plant and equipment

Within one year	32	18

Between one and five years	38	23

	70	41

Performance guarantees

As shown in note 24, as part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. A similar commitment was given in respect of the packaging plant in Rovinj, Croatia. The maximum exposure under these guarantees is £46 million (2016: £42 million).

104	BAT Annual Report and Form 20-F 2017

29 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group's listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in both 2016 and 2015. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the company’s board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 9, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2017 £m	2016 £m	2015 £m

Revenue	253	334	422

Profit for the year	89	129	152

– Attributable to non-controlling interests	44	64	76

Total comprehensive income	87	146	136

– Attributable to non-controlling interests	43	73	68

Dividends paid to non-controlling interests	(64)	(59)	(75)

Summary Net Assets:

Non-current assets	18	31	43

Current assets	101	103	74

Non-current liabilities	(5)	(4)	(8)

Current liabilities	(120)	(94)	(99)

Total equity at the end of the year	(6)	36	10

– Attributable to non-controlling interests	(3)	18	5

Net cash generated from operating activities	67	108	164

Net cash generated in investing activities	14	45	1

Net cash used in financing activities	(86)	(151)	(161)

Differences on exchange	(1)	1

Increase/(decrease) in net cash and cash equivalents	(6)	3	4

Net cash and cash equivalents at 1 January	8	5	1

Net cash and cash equivalents at 31 December	2	8	5

Other shareholdings

The Group holds 92% (2016: 92%; 2015: 85%) of the equity shares of PT Bentoel Internasional Investama Tbk (“Bentoel”). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an addition 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.

For information on the Group’s 42% investment in Tisak d.d. see note 11.

BAT Annual Report and Form 20-F 2017	105

Notes on the Accounts continued

30 Condensed consolidating financial information

The following condensed consolidating financial information relates to the guarantees of: US$12.2 billion RAI unsecured notes (referred to as “RB” below) and US$231 million of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in financials below;
b.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in financials below;
c.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in financials below;
d.	R.J. Reynolds Tobacco Holdings, Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in financials below;
e.	Other direct and indirect subsidiaries of the BAT Group that are not guarantors;
f.	Elimination entries necessary to consolidate the Parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and
g.	The BAT Group on a consolidated basis.

106	BAT Annual Report and Form 20-F 2017

30 Condensed consolidating financial information continued

The condensed consolidating financial information has been prepared as a requirement of the Regulation S-X 3-10. All financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary U.S. GAAP based financial statements and information.

	Condensed Consolidated Income Statement

							2017 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Revenue	—	3,517	—	—	16,886	(111)	20,292

Raw materials and consumables used	—	(346)	—	—	(4,286)	112	(4,520)

Changes in inventories of finished goods and work in progress	—	(7)	—	—	(507)	1	(513)

Employee benefit costs	(8)	(117)	(35)	(2)	(2,525)	8	(2,679)

Depreciation, amortisation and impairment costs	—	(28)	—	—	(874)	—	(902)

Other operating income	—	7	34	—	1,859	(1,756)	144

Other operating expenses	(101)	(2,889)	(6)	—	(4,207)	1,857	(5,346)

(Loss)/profit from operations	(109)	137	(7)	(2)	6,346	111	6,476

Net finance income/(costs)	3	11	(190)	9	(916)	(11)	(1,094)

Share of post-tax results of associates and joint ventures	—	—	—	—	24,209	—	24,209

Profit before taxation	(106)	148	(197)	7	29,639	100	29,591

Taxation on ordinary activities	—	(255)	61	(3)	8,310	—	8,113

Equity income from subsidiaries	37,704	3,870	4,259	3,893	—	(49,726)	—

Profit for the year	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704

Attributable to:

Owners of the parent	37,598	3,763	4,123	3,897	37,778	(49,626)	37,533

Non-controlling interests	—	—	—	—	171	—	171

	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704

BAT Annual Report and Form 20-F 2017	107

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

							2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Revenue	—	—	—	—	14,751	—	14,751

Raw materials and consumables used	—	—	—	—	(3,777)	—	(3,777)

Changes in inventories of finished goods and work in progress	—	—	—	—	44	—	44

Employee benefit costs	(7)	—	—	—	(2,274)	7	(2,274)

Depreciation, amortisation and impairment costs	—	—	—	—	(607)	—	(607)

Other operating income	—	—	—	—	176	—	176

Other operating expenses	(75)	—	—	—	(3,658)	75	(3,658)

(Loss)/profit from operations	(82)	—	—	—	4,655	82	4,655

Net finance (costs)/income	(54)	—	—	—	(637)	54	(637)

Share of post-tax results of associates and joint ventures	—	—	—	—	2,227	—	2,227

Profit before taxation	(136)	—	—	—	6,245	136	6,245

Taxation on ordinary activities	—	—	—	—	(1,406)	—	(1,406)

Equity income from subsidiaries	4,839	—	—	—	—	(4,839)	—

Profit for the year	4,703	—	—	—	4,839	(4,703)	4,839

Attributable to:

Owners of the parent	4,703	—	—	—	4,648	(4,703)	4,648

Non-controlling interests	—	—	—	—	191	—	191

	4,703	—	—	—	4,839	(4,703)	4,839

108	BAT Annual Report and Form 20-F 2017

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

							2015 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Revenue	—	—	—	—	13,104	—	13,104

Raw materials and consumables used	—	—	—	—	(3,217)	—	(3,217)

Changes in inventories of finished goods and work in progress	—	—	—	—	184	—	184

Employee benefit costs	(2)	—	—	—	(2,039)	2	(2,039)

Depreciation, amortisation and impairment costs	—	—	—	—	(428)	—	(428)

Other operating income	—	—	—	—	225	—	225

Other operating expenses	(66)	—	—	—	(3,272)	66	(3,272)

(Loss)/profit from operations	(68)	—	—	—	4,557	68	4,557

Net finance (costs)/income	(36)	—	—	—	62	36	62

Share of post-tax results of associates and joint ventures	—	—	—	—	1,236	—	1,236

Profit before taxation	(104)	—	—	—	5,855	104	5,855

Taxation on ordinary activities	—	—	—	—	(1,333)	—	(1,333)

Equity income from subsidiaries	4,522	—	—	—	—	(4,522)	—

Profit for the year	4,418	—	—	—	4,522	(4,418)	4,522

Attributable to:

Owners of the parent	4,418	—	—	—	4,290	(4,418)	4,290

Non-controlling interests	—	—	—	—	232	—	232

	4,418	—	—	—	4,522	(4,418)	4,522

BAT Annual Report and Form 20-F 2017	109

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

							2017 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Profit for the year	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704

Other comprehensive expense

Items that may be reclassified subsequently to profit or loss:	—	—	—	—	(3,812)	—	(3,812)

Differences on exchange	—	—	—	—	(4,010)	—	(4,010)

Cash flow hedges	—	—	—	—	(171)	—	(171)

Available-for-sale investments	—	—	—	—	(22)	—	(22)

Net investment hedges	—	—	—	—	357	—	357

Tax on items that may be reclassified	—	—	—	—	34	—	34

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	681	—	681

Retirement benefit schemes	—	—	—	—	852	—	852
Tax on items that will not be reclassified	—	—	—	—	(171)	—	(171)

Total other comprehensive expense for the year, net of tax	—	—	—	—	(3,131)	—	(3,131)

Share of subsidiaries OCI (other reserves)	681	—	—	—	—	(681)	—

Share of subsidiaries OCI (retained earnings)	(3,812)	—	—	—	—	3,812	—

Total comprehensive income for the year, net of tax	34,467	3,763	4,123	3,897	34,818	(46,495)	34,573

Attributable to:

Owners of the parent	34,467	3,763	4,123	3,897	34,651	(46,495)	34,406

Non-controlling interests	—	—	—	—	167	—	167

	34,467	3,763	4,123	3,897	34,818	(46,495)	34,573

110	BAT Annual Report and Form 20-F 2017

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

							2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Profit for the year	4,703	—	—	—	4,839	(4,703)	4,839

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:	—	—	—	—	1,760	—	1,760

Differences on exchange	—	—	—	—	2,695	—	2,695

Cash flow hedges	—	—	—	—	55	—	55

Available-for-sale investments	—	—	—	—	(10)	—	(10)

Net investment hedges	—	—	—	—	(961)	—	(961)

Tax on items that may be reclassified	—	—	—	—	(19)	—	(19)

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	(173)	—	(173)

Retirement benefit schemes	—	—	—	—	(209)	—	(209)

Tax on items that will not be reclassified	—	—	—	—	36	—	36

Total other comprehensive income for the year, net of tax	—	—	—	—	1,587	—	1,587

Share of subsidiaries OCI (other reserves)	(173)	—	—	—	—	173	—

Share of subsidiaries OCI (retained earnings)	1,760	—	—	—	—	(1,760)	—

Total comprehensive income for the year, net of tax	6,290	—	—	—	6,426	(6,290)	6,426

Attributable to:

Owners of the parent	6,290	—	—	—	6,180	(6,290)	6,180

Non-controlling interests	—	—	—	—	246	—	246

	6,290	—	—	—	6,426	(6,290)	6,426

BAT Annual Report and Form 20-F 2017	111

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

							2015 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Profit for the year	4,418	—	—	—	4,522	(4,418)	4,522

Other comprehensive expense

Items that may be reclassified subsequently to profit or loss:	—	—	—	—	(849)	—	(849)

Differences on exchange	—	—	—	—	(670)	—	(670)

Cash flow hedges	—	—	—	—	(129)	—	(129)

Available-for-sale investments	—	—	—	—	5	—	5

Net investment hedges	—	—	—	—	(76)	—	(76)

Tax on items that may be reclassified	—	—	—	—	21	—	21

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	263	—	263

Retirement benefit schemes	—	—	—	—	286	—	286

Tax on items that will not be reclassified	—	—	—	—	(23)	—	(23)

Total other comprehensive expense for the year, net of tax	—	—	—	—	(586)	—	(586)

Share of subsidiaries OCI (other reserves)	263	—	—	—	—	(263)	—

Share of subsidiaries OCI (retained earnings)	(849)	—	—	—	—	849	—

Total comprehensive income for the year, net of tax	3,832	—	—	—	3,936	(3,832)	3,936

Attributable to:

Owners of the parent	3,832	—	—	—	3,757	(3,832)	3,757

Non-controlling interests	—	—	—	—	179	—	179

	3,832	—	—	—	3,936	(3,832)	3,936

112	BAT Annual Report and Form 20-F 2017

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet

							2017 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Assets

Intangible assets	—	2,780	—	7,284	107,722	(1)	117,785

Property, plant and equipment	—	677	2	—	4,204	(1)	4,882

Investments in subsidiaries	58,300	17,217	29,165	18,972	—	(123,654)	—

Investments in associates and joint ventures	—	—	—	—	1,577	—	1,577

Retirement benefit assets	—	—	—	—	1,123	—	1,123

Deferred tax assets	—	306	16	4	(9)	—	317

Trade and other receivables	—	23	860	42	826	(995)	756

Available-for-sale investments	—	—	—	—	42	—	42

Derivative financial instruments	—	—	—	—	590	—	590

Total non-current assets	58,300	21,003	30,043	26,302	116,075	(124,651)	127,072

Inventories	—	721	—	—	5,144	(1)	5,864

Income tax receivable	—	—	339	—	121	—	460

Trade and other receivables	7,365	—	571	9	5,725	(9,617)	4,053

Available-for-sale investments	—	—	—	—	65	—	65

Derivative financial instruments	—	—	—	—	228	—	228

Cash and cash equivalents	5	2	2	—	3,287	(5)	3,291

	7,370	723	912	9	14,570	(9,623)	13,961

Assets classified as held-for-sale	—	—	—	—	5	—	5

Total current assets	7,370	723	912	9	14,575	(9,623)	13,966

Total assets	65,670	21,726	30,955	26,311	130,650	(134,274)	141,038

Equity - Capital and reserves

Share capital	614	14,070	13,509	21,260	1,297	(50,136)	614

Share premium, capital redemption and merger reserves	22,939	—	—	—	26,602	(22,939)	26,602

Other reserves	805	(25)	(24)	(24)	(3,395)	(732)	(3,395)

Retained earnings	36,556	5,170	6,276	5,055	37,409	(53,483)	36,983

Owners of the parent	60,914	19,215	19,761	26,291	61,913	(127,290)	60,804

Non-controlling interests	—	—	—	—	222	—	222

Total equity	60,914	19,215	19,761	26,291	62,135	(127,290)	61,026

Liabilities

Borrowings	1,571	186	8,212	—	35,629	(1,571)	44,027

Retirement benefit liabilities	—	926	42	20	833	—	1,821

Deferred tax liabilities	—	—	—	—	17,129	—	17,129

Other provisions for liabilities	—	1	—	—	353	—	354

Trade and other payables	8	18	102	—	1,933	(1,003)	1,058

Derivative financial instruments	—	—	—	—	79	—	79

Total non-current liabilities	1,579	1,131	8,356	20	55,956	(2,574)	64,468

Borrowings	2,058	40	1,009	—	4,374	(2,058)	5,423

Income tax payable	—	23	—	—	698	(1)	720

Other provisions for liabilities	—	4	—	—	395	—	399

Trade and other payables	1,119	1,313	1,829	—	6,937	(2,351)	8,847

Derivative financial instruments	—	—	—	—	155	—	155

Total current liabilities	3,177	1,380	2,838	—	12,559	(4,410)	15,544

Total equity and liabilities	65,670	21,726	30,955	26,311	130,650	(134,274)	141,038

BAT Annual Report and Form 20-F 2017	113

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet

							2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Assets

Intangible assets	—	—	—	—	12,117	—	12,117

Property, plant and equipment	—	—	—	—	3,661	—	3,661

Investments in subsidiaries	7,667	—	—	—	—	(7,667)	—

Investments in associates and joint ventures	—	—	—	—	9,507	—	9,507

Retirement benefit assets	—	—	—	—	455	—	455

Deferred tax assets	—	—	—	—	436	—	436

Trade and other receivables	—	—	—	—	599	—	599

Available-for-sale investments	—	—	—	—	43	—	43

Derivative financial instruments	—	—	—	—	596	—	596

Total non-current assets	7,667	—	—	—	27,414	(7,667)	27,414

Inventories	—	—	—	—	5,793	—	5,793

Income tax receivable	—	—	—	—	69	—	69

Trade and other receivables	7,289	—	—	—	3,884	(7,289)	3,884

Available-for-sale investments	—	—	—	—	15	—	15

Derivative financial instruments	—	—	—	—	375	—	375

Cash and cash equivalents	5	—	—	—	2,204	(5)	2,204

	7,294	—	—	—	12,340	(7,294)	12,340

Assets classified as held-for-sale	—	—	—	—	19	—	19

Total current assets	7,294	—	—	—	12,359	(7,294)	12,359

Total assets	14,961	—	—	—	39,773	(14,961)	39,773

Equity - Capital and reserves

Share capital	507	—	—	—	507	(507)	507

Share premium, capital redemption and merger reserves	268	—	—	—	3,931	(268)	3,931

Other reserves	(362)	—	—	—	413	362	413

Retained earnings	10,829	—	—	—	3,351	(10,849)	3,331

Owners of the parent	11,242	—	—	—	8,202	(11,262)	8,182

Non-controlling interests	—	—	—	—	224	—	224

Total equity	11,242	—	—	—	8,426	(11,262)	8,406

Liabilities

Borrowings	—	—	—	—	16,488	—	16,488

Retirement benefit liabilities	—	—	—	—	826	—	826

Deferred tax liabilities	—	—	—	—	652	—	652

Other provisions for liabilities	—	—	—	—	386	—	386

Trade and other payables	8	—	—	—	1,040	(8)	1,040

Derivative financial instruments	—	—	—	—	119	—	119

Total non-current liabilities	8	—	—	—	19,511	(8)	19,511

Borrowings	3,621	—	—	—	3,007	(3,621)	3,007

Income tax payable	—	—	—	—	558	—	558

Other provisions for liabilities	—	—	—	—	407	—	407

Trade and other payables	90	—	—	—	7,315	(70)	7,335

Derivative financial instruments	—	—	—	—	549	—	549

Total current liabilities	3,711	—	—	—	11,836	(3,691)	11,856

Total equity and liabilities	14,961	—	—	—	39,773	(14,961)	39,773

114	BAT Annual Report and Form 20-F 2017

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement

							2017 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Net cash (used in)/generated from operating activities	(12)	(1,860)	(270)	(11)	7,488	12	5,347

Net cash (used in)/generated from investing activities	2	(88)	1,116	1	(19,512)	(63)	(18,544)

Net cash (used in)/generated from financing activities	10	1,950	(844)	10	21,030	(7,397)	14,759

Net cash flows (used in)/generated from operating, investing and financing activities	—	2	2	—	9,006	(7,448)	1,562

Differences on exchange	—	—	—	—	(391)	—	(391)

(Decrease)/Increase in net cash and cash equivalents in the year	—	2	2	—	8,615	(7,448)	1,171

Net cash and cash equivalents at 1 January	5	—	—	—	1,646	—	1,651

Net cash and cash equivalents at 31 December	5	2	2	—	10,261	(7,448)	2,822

	Condensed Consolidated Cash Flow Statement

							2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Net cash (used in)/generated from operating activities	(23)	—	—	—	4,610	23	4,610

Net cash (used in)/generated from investing activities	24	—	—	—	(571)	(93)	(640)

Net cash (used in)/generated from financing activities	—	—	—	—	1,746	(5,975)	(4,229)

Net cash flows (used in)/generated from operating, investing and financing activities	1	—	—	—	5,785	(6,045)	(259)

Differences on exchange	1	—	—	—	179	—	180

(Decrease)/Increase in net cash and cash equivalents in the year	2	—	—	—	5,964	(6,045)	(79)

Net cash and cash equivalents at 1 January	3	—	—	—	1,727	—	1,730

Net cash and cash equivalents at 31 December	5	—	—	—	7,691	(6,045)	1,651

BAT Annual Report and Form 20-F 2017	115

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement

							2015 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

Net cash (used in)/generated from operating activities	61	—	—	—	4,712	(53)	4,720

Net cash (used in)/generated from investing activities	34	—	—	—	(3,920)	(105)	(3,991)

Net cash (used in)/generated from financing activities	(95)	—	—	—	982	(1,106)	(219)

Net cash flows (used in)/generated from operating, investing and financing activities	—	—	—	—	1,774	(1,264)	510

Differences on exchange	(1)	—	—	—	(271)	—	(272)

(Decrease)/Increase in net cash and cash equivalents in the year	(1)	—	—	—	1,503	(1,264)	238

Net cash and cash equivalents at 1 January	4	—	—	—	1,488	—	1,492

Net cash and cash equivalents at 31 December	3	—	—	—	2,991	(1,264)	1,730

116	BAT Annual Report and Form 20-F 2017